UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20529

                                   FORM 10-SB
                                  Amendment #3

                              TRIMFAST GROUP, INC.
                         (Name of Small Business Issuer)

                NEVADA                                     88-0367136
   (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                     Identification No.)


           777 S. Harbour Island Blvd. Suite 780, Tampa, Florida 33602
                    (Address of principal executive offices)

                                 (813) 275-0050
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:

    Title of each class to                           Name of Each Exchange
        be registered
             None                                            None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
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                                    TABLE OF CONTENTS

Part I                                                                     Page

Item 1.  Description Of Business ........................................  2

Item 2.  Management's Discussion And Analysis Or Plan Of Operation ......  19

Item 3.  Description Of Property ........................................  22

Item 4.  Security Ownership Of Certain Beneficial Owners And Management .  23

Item 5.  Directors, Executive Officers, Promoters And Control Persons ...  24

Item 6. Executive Compensation ..........................................  25

Item 7. Certain Relationships And Related Transactions ..................  26

Item 8. Description Of Securities .......................................  27

Part II

Item 1.  Market For Common Equity And Related Stockholder Matters .......  35

Item 2.  Legal Proceedings ..............................................  36

Item 3.  Changes In And Disagreements With Accountants ..................  38

Item 4.  Recent Sale Of Unregistered Securities .........................  38

Item 5.  Indemnification Of Directors And Officers ......................  41

Part III

Index To Exhibits .......................................................  45

Part F/S Financial Statements ...........................................  46


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      References in this document to "us," "we," or "the Company" refer to
          TrimFast Group, Inc., its predecessors and its subsidiaries.

ITEM 1. DESCRIPTION OF THE BUSINESS.

Business Development.

We were incorporated in the State of Nevada on February 23, 1987 as Kendrex Systems, Inc. On November 18, 1996, we reverse split our common stock. We issued one (1) new share of our common stock in exchange for five (5) outstanding shares of our common stock.* On the same day, we entered into a reverse acquisition with HLHK World Group, Inc. (hereinafter "World Group"), a Nevada corporation, and subsequently changed our name to HLHK World Group, Inc. World Group was in the business of telecommunications, an area in which we wished to pursue the available opportunities. Pursuant to the terms of this acquisition, we issued 6,000,000 of our post-split common shares to the shareholders of World Group plus 250,000 of our post-split shares as finder's fees. As a result of this transaction, World Group became our wholly owned subsidiary.

On August 12, 1998, we acquired TrimFast, Inc., which was incorporated in the State of Florida on April 28, 1991, in a common stock for common stock exchange. Pursuant to the terms of this merger, we issued 1,370,049 shares of our common stock to the shareholders of Trimfast, Inc. As such, the shareholders of Trimfast, Inc. obtained control of our Company, and Trimfast, Inc. became our wholly owned subsidiary. On September 4, 1998, we changed our name to TrimFast Group, Inc. We continued the operations of Trimfast, Inc. As such, the accounting and disclosure throughout this document reflects Trimfast, Inc. as the surviving corporation.

Prior to and at the time of this transaction, Trimfast, Inc. was engaged in the business of formulating and distributing dietary and vitamin supplements. We entered into the merger with Trimfast, Inc. because we believed that the nutrition and vitamin supplement field represented a business opportunity for us. On December 20, 1998 we reverse split our common stock. We issued one (1) new share of our common stock in exchange for ten (10) outstanding shares of our common stock.*

(* Both stock splits are reflected in the numbers and calculations throughout this document unless otherwise indicated.)

On September 4, 1998, we incorporated Body Life Sciences, Inc. (hereinafter "Body Life"), a Florida corporation, as a wholly owned subsidiary of Trimfast, Inc. We formed this subsidiary in order to expand our business by offering products under the Body Life trade name.

On March 18, 1999, we acquired IMMMU, Inc. (hereinafter "IMMMU"), a Delaware corporation, and IMMCEL Pharmaceuticals, Inc. (hereinafter "IMMCEL"), a New York corporation. Both companies were engaged in the business of developing and marketing nutritional supplements manufactured by third parties. Pursuant to the terms of this acquisition, IMMMU and IMMCEL became our wholly owned subsidiaries. We issued 235,000 shares of our common stock, $50,000 in cash, an option agreement based upon performance criteria and an employment agreement pursuant to the terms of the agreement.


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We rescinded these acquisitions effective November 1, 1999. In accordance with a recission agreement dated October 23, 1999 the following consideration was returned and delivered on November 30, 1999, as follows: (i) from our company to the prior shareholders of IMMMU and IMMCEL, Leo Ehrlich, Helenka Bodner and Joseph Levi, stock certificates reflecting 200 shares each of IMMMU and IMMCEL, representing all of the outstanding shares of those corporations; (ii) to our company, stock certificates reflecting 150,750 shares, 60,750 shares and 13,500 shares of our restricted common stock, respectively from prior IMMMU and IMMCEL shareholders, Bodner, Ehrlich and Levi. In addition, on November 12, 1999, the $50,000 cash payment was returned to us by IMMMU shareholders Bodner, Ehrlich and Levi and on November 15, we received the final 10,000 free trading shares of our common stock from Moisha Bodner.

We had a verbal agreement with Aryeh Trading, a third party investment group, for the purchase of 155,000 shares of our stock. Aryeh Trading purchased the shares; however the agreement provided that if the IMMMU/ IMMCEL acquisitions were not completed, we had the option to repurchase the shares solely at our discretion. We have not exercised that option.

From our operations of IMMMU/IMMCEL we had a loss of $88,830. We maintained sufficient reserves to cover this loss from our retained earnings. To date, we have received no amounts from IMMMU/IMMCEL to reimburse us for such loss.

We initially believed that the acquisitions of these companies would enhance our product lines. However, we were unable to obtain audited financial statements for the companies. In addition, these companies were unable to obtain audited financial statements. As such, our management deemed it in our best interest to rescind the transactions. We rescinded the transaction because:

      i)    These companies may have had undisclosed liabilities;

      ii)   We were unable to verify inventory; and

      iii)  We were unable to verify previous sales.

As a result of the rescission, we have no formal agreement to sell IMMMU and IMMCEL products in the United States. This rescission has reduced our product line by approximately 18 products. We do not feel this will have a materially adverse affect on our operations given the short period of time in which these companies were our subsidiaries.

Despite the above, management believed that the products of IMMMU would enhance our product line. Our management deemed it in our best interest to enter into a distribution agreement with IMMMU to sell their products in Canada. On November 1, 1999, we entered into an exclusive distributor agreement with IMMMU, Inc. Such agreement provides that IMMMU appoints us as the exclusive distributor of products in Canada. Under the agreement, we may market, sell, and distribute IMMMU products pursuant to a pricing structure set forth by IMMMU. The compensation provision for the Canadian distribution agreement is verbal and requires us to pay IMMMU 12% of our sales of IMMMU products. The agreement includes provisions that we will be indemnified by IMMMU for any loss, damages, claim or settlement that may arise out of any defect, known or unknown, in any of


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the products at the time of manufacture, assuming no material alteration of the product occurred after manufacture. There is no assurance that IMMMU will have sufficient assets or insurance coverage to indemnify us against any such liabilities. The agreement is for a term of November 1, 1999 through December 31, 2001 with automatic renewals. Either party may terminate the agreement on thirty days written notice.

On April 21, 1999, we formed a wholly owned subsidiary Nutrition Cafe, Inc., a Florida Corporation which operates a website NutritionCafe.com. The website is designed to provide nutritional information, provide links to other informative sites and to market and sell our products.

On May 24, 1999, we acquired certain assets of Ice Cold Water, Inc. (hereinafter "Ice Water"), a Florida corporation incorporated on August 7, 1997, including certain receivables, inventory, property, equipment, a customer list and the name "Ice Cold Water" and all other intellectual property rights associated with the name. We acquired these assets for $20,000 cash and a promissory note in the amount of $100,000 at 8.5% per annum due in four monthly installments of $25,000 plus accrued interest. The installment payments commenced on June 10, 1999. The promissory note was secured by 23,000 restricted shares of our common stock and held in escrow. The acquisition agreement provides in the event of our default upon the terms of the agreement, we must release to Ice Water an amount of our restricted stock equal to the outstanding principal and accrued interest balance. On November 22, 1999, the escrow agent was notified of a default upon the promissory note of $30,881 and released 7,323 of our shares to satisfy the note. At the time of this transaction, Ice Water was engaged in the business of selling bottled water and leasing water coolers in Tampa, Florida and the surrounding metropolitan areas. We entered into this transaction in order to expand our product line to include water products, which would also complement our existing line of nutritional supplements.

On November 7, 1999 Perfumania.com, Inc. signed a letter of intent to acquire Nutrition Cafe.com. The letter of intent provides proposed terms in which Perfumania.com., Inc. would acquire NutritionCafe.com from our company. The agreement provides that our company would sell to Perfumania.com, Inc. all of the assets of NutritionCafe.com, including, but not limited to, goodwill, trademarks, trade secrets, other proprietary information, domain trade registrations, computer software and hardware and inventory. Perfumania.com, Inc. would provide the Company with shares of their common stock valued at $1,000,000 and $500,000 in cash consideration for the acquisition of NutritionCafe.com.

On November 30, 1999, we received approval from the Deutsche Borse AG for our stock to start trading on the Third Segment of the Frankfurt Stock Exchange. Our common stock trades under the German trading symbol "TFT" .

On December 23, 1999, our company entered into a letter of intent to sign a licensing agreement with Marvel Characters, Inc. (Marvel Comics) granting Trimfast a license to market Spiderman's Children's Chewable Multi-Vitamin and Mineral Supplement.

Business Description.

I.  Nutritional Product Line Activities.


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We are engaged in the nutraceutical business. We formulate, distribute and market natural dietary supplements and health and fitness products through wholesale and retail outlets. Third parties do all manufacturing of our products. We also distribute bottled water through our subsidiary Ice Water.

We sell approximately thirty-three (33) varieties of vitamins, nutritional supplements, weight loss and muscle growth supplements and food supplements under brand line names TrimFast, Body Life Sciences and IMMMU. TrimFast and Body Life are our own product lines. We sell the IMMMU products through an exclusive distributor agreement. (See this ITEM above). Products are formulated in vitamins/minerals combinations with varying potency levels. They are offered in soft-gel, two-piece capsule, chewable, and liquid and powder forms to accommodate various consumer preferences.

There can be no assurances that any of our products will produce the desired results since the consuming population is diverse in their physical, psychological and mental makeup and differs in their metabolic rates, genetic composition and other factors and hence there is no scientific basis for believing that any of the desired results will be produced. Further, there have been occurrences where ingredients in certain nutritional supplements have been determined to be harmful when consumed by humans. We believe that our products do not currently contain any ingredients not safe for human consumption, however there is no assurance this assumption is correct. (See PART II, ITEM 2. Legal Proceedings). Any product liability claims made against us could have an adverse affect on our business. Many of the ingredients in our products are vitamins, minerals, herbs and other substances for which there is not a long history of human consumption. In addition, although we believe all of our products to be safe when taken as directed by us, there is little experience with human consumption of certain of these innovative product ingredients in concentrated form. Accordingly, no assurance can be given that our products, even when used as directed, will have the effects intended or be safe for human consumption. However, because we are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies (which may not adhere to the same quality standards as we do), we could be adversely affected in the event any of our products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume our products as we suggest or other misuse or abuse of our products or any similar products distributed by other companies could have a material adverse effect on the results of our operations and financial condition.

We, like any other retailer, distributor and manufacturer of products that are designed to be ingested, face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury. Such claims may include, among others, that our products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. With respect to product liability claims, we have $1,000,000 per occurrence and $2,000,000 in aggregate liability insurance subject to a self-insurance retention of $10,000. In addition, if such claims should exceed $2,000,000, we have excess umbrella liability insurance of up to $4,000,000. However, there can be no assurance that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. We generally


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do not obtain contractual indemnification from parties supplying raw materials or marketing our products. In any event, any such indemnification if obtained will be limited by our terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on our operations and financial conditions.

Specific Products.

The TrimFast Dietary Supplement, formerly named Herbal Plus, was introduced in January of 1999. It is an all-natural herbal formula marketed weight loss supplement. It is sold by distributors and in the following health food stores and weight loss centers: Ansley's Natural Marketplace, Beehive Natural Foods of Miami, The Honey Tree, Health Quest, Natural Nutrition, Physicians Weight Loss Clinics and Supplement Warehouse. TrimFast was designed to assist in curbing appetite and increasing metabolism to affect the fat burning process. In addition, TrimFast was designed to increase energy and reduce water retention. However, there can be no assurances that this product will have such effects uniformly upon all users since the consuming population is diverse from the standpoint of various metabolic rates. The TrimFast product has also been used in combination with St. Johns Wort to provide the mental drive in implementing the positive effects of St. Johns Wort - reducing stress and nervous tension and causing an alert mood. This product is packaged in a one-month supply bottle.

Immune Blast, introduced in July of 1998, is an all-natural immune system enhancer designed to aid in the prevention of colds and flu. The product is marketed to the distributors: Abyss Distributors and Nutraline Distributors.

Max Impact is an entire product line targeted to convenience stores and gasoline outlets. The products include all-natural packages, thirty count bottles and daily supply packages of St. John's Wort, Trim Fast, Sudden Energy and Ginseng Zing.

Kicks, introduced in October of 1998, is an all natural chewable multi-vitamin and mineral supplement developed and formulated exclusively for active children and young athletes. This product is designed to compete with national brand children's vitamins such as Flintstones.

The TrimFast Weight Loss Bar is a new product we introduced on June 14, 1999. We designed this product to assist the user in a weight loss program by helping to curb appetite, increase metabolism and increase energy levels; however, there can be no assurance that any one or all of these effects will be produced in all or any case. This product was designed to be implemented in conjunction with a sensible nutritional diet program with exercise. The product was designed to compete with several national companies including Slim Fast, Nestle's, MediFast and Pounds Off nutrition. This product is offered in three flavors: chocolate chocolate chip, chocolate peanut butter and passion fruit.

St. John's Wort: The only herb that has been scientifically studied and proven to elevate mood and positive outlook, reduce stress and nervous tension which is used to treat depression and mood related ailments.


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Big Bad Rooster. A supplement designed to stimulate the male and female reproductive, nervous and circulatory systems. The supplement contains an alkaloid, yohimbine, which is believed by some to stimulate blood vessel engorgement in the pelvic area, even though there is no scientific basis for such conclusions.

Herbal Fen. A natural dietary supplement containing 5-Hydroxytryptophan that helps increase brain levels of serotonin, a neurotransmitter that regulates key functions related to moods.

Body Life, our wholly owned subsidiary, will market under its trade name Muscle Recovery nutritional supplement. This product is a comprehensive remedy for muscle aches, pains and soreness. It is to be taken immediately after injury or exercise to boost the body's natural recuperative powers.

To date, we have not undergone any research and development of potential new products or regarding any other areas of potential development. Although we plan to devote 2% of our revenues to research and development within the next fiscal year, such plans are totally dependent upon a number of factors, including: sufficient revenue streams to support this expense, the retention of qualified personnel participating in research and development. Currently we employ Steve Kushner, the company nutritionist that has over 20 years of practical experience and trained under Dr. Hazel Parcells. In addition, we must have the ability to attract new qualified personnel to perform research and development and numerous other factors which management may have not currently contemplated.

Competition.

Nutritional and dietary supplement products involve highly competitive markets. We are in the process of developing our marketing strategies and product lines and expect that both will involve an ever-changing and evolving process. Although we will attempt to competitively price our products, provide superior quality products, and achieve success through attentive and efficient customer service and effective marketability strategies, we are limited by a number of factors, including the developmental character of our company and the unpredictability and uncertainty of our future revenues. In addition, we are limited by the intensely competitive nature of the dietary food and vitamin product industry in which more established companies may offer any combination of the following: superior service, more competitive pricing, superior product quality and availability, a variety of marketing strategies and distribution networks and profitability achieved through sales volume and narrow profit margins. There are many well-established competitors with substantially greater financial revenues, as well as, significant new market entrants. Many of these competitors have been in existence for substantially longer periods of time than we have and may be better established in the market where we want to operate. Further, they may have sufficient revenue streams to engage in extensive advertising and promotional campaigns far in excess of our marketing capabilities. In addition, many of the competitors in this field are privately held, leading to unavailability of data of the size of our competition. Accordingly, our competition is difficult to assess with any preciseness.

Distribution Methods for our Dietary and Nutritional Supplements.


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We utilize five different distribution channels for our health and fitness products. These are wholesalers, distributors, food brokers, and direct sales to retail outlets and the Internet. Currently, we distribute to twelve (12) wholesalers and fifteen (15) distributors. We also have agreements with eleven
(11) food brokerage firms that sell products to nationwide retailers and distributors.

Wholesalers buy products directly from us. These wholesalers in turn sell to independent sales agents, who then sell to various retail establishments. The distributors on the other hand buy the product directly from us and resell to various retail outlets. Brokers are contracted to sell our products to retail chains, distributors and wholesalers. Any retail accounts secured by the brokers are directed to the distributors that currently supply the retailer with other products.

Wholesalers and distributors are set up on terms of two percent (2%) fifteen-
(15) days net thirty (30) days as long as pre-approved credit has been established. If credit has not been approved, we require one-half (1/2) of the purchase order price upon ordering and the balance due on delivery.

We also market through direct response television advertising. Inside sales personnel who work directly for us will accept orders, arrange for production and delivery of the products as required to service demand and co-ordinate delivery of product to retailers and end customers.

Prospective retail locations include convenience stores, supermarkets, drug stores, health clubs, gasoline outlets, restaurants and bars, and health specialty outlets.

Once the purchase order has been verified, shipping instructions are delivered to our distribution center where orders are fulfilled within forty-eight (48) hours. Typically, product orders are generally shipped by UPS ground transportation and customers receive their product within seven (7) days. Express delivery services are also available. Express product orders are generally shipped within twenty-four (24) hours. Special order products may take up to a week to deliver but, in general, can be shipped within seventy-two (72) hours. Unless alternate payment plans are provided, payment is due within thirty
(30) days of delivery.

II.  Internet Activities: Nutrition Cafe.

Nutrition Cafe, Inc., a wholly owned subsidiary of the Company, launched its Internet site (www.nutritioncafe.com) in June of 1999. The Internet site became fully operational on July 1, 1999 and currently offers approximately 1,365 products. Through this Internet site, we offer nutritional products, including vitamins, minerals, dietary supplements, sports nutrition products and homeopathic products for sale to the public. These products are also offered at our retail store located in Clearwater, Florida. We will attempt to market approximately 10,000 vitamins, herbs, dietary supplements and homeopathic products to members at distributor wholesale prices. The Internet site is planned to promote all of our products, as well as, market and sell vitamins and nutritional products from such other manufacturers as Met-Rx, Prolabs and Nature's Way. Our warehouse facility is equipped with adequate space to accommodate these expanded number of products and product lines.


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In addition to offering a complete line of vitamins and supplements, the
nutritioncafe.com web page offers visitors advice relating to a variety of highlighted subject areas including nutrition, health, diet, physical fitness and nutritional supplements. Daily columns on such topics as health care, vitamins, homeopathic remedies, chiropractic care, fitness and exercise may also be provided. Management believes that the subject areas, style and special features are arranged in a simple, easy-to-use fashion intended to enhance product search and customer knowledge while encouraging repeat business.

There can be no assurance that we will have the ability to effectively market our current products or those of other manufacturers. In addition, there can be no assurance that our Internet site will be able to market a projected 10,000 such products. The marketability rate resulting from our Internet site is dependent upon revenues from our Internet site and other sources, the relative success of promoting our Internet site and competition from well-established Internet sites operated by strong revenue based companies with long-life operational success.

Membership.

During the period from July 1, 1999 to January 18, 2000, anyone wishing to purchase products from the NutritionCafe.com site was required to purchase a membership at the price of $9.95 per month. Memberships were sold on a pay-as-you-go basis in one-month increments. Members had the option to continue their membership each month and no long-term agreements were required. Competing web sites did not charge a membership fee. As such, we decided to eliminate the monthly membership fee on January 19, 2000, because we believed that it would increase our ability to attract new customers. At that time, there were 1,330 enrolled members.

Payment.

Payment for orders placed on the nutritioncafe.com website may be made by check, money order or credit card. Because of consumer concern on the issue of utilizing their credit card for Internet purchases, we utilize secure server software. This software encrypts all of the customer personal information including credit card number, name and address, so that it cannot be read during Internet transmission.

Availability and Shipment.

Most of the products that are ordered from the Nutrition Cafe site would be available for shipment within forty-eight (48) hours. Those products not in stock can be ordered from various distributors or directly from the manufacturer. Delivery time for these products can range from two (2) to four
(4) weeks. Orders are planned to be shipped via UPS ground transportation. Express delivery options will be available at an additional cost. Our goal is to continue developing our distribution infrastructure to increase efficiency and support greater customer demand.

Marketing And Promotion.

Our marketing strategy is designed to strengthen the nutritioncafe.com brand name, to increase customer traffic to the nutritioncafe.com website, to build customer loyalty, to increase the membership base and to encourage repeat business. We intend to utilize traditional advertising media to gain name recognition in the general public including television, radio and print advertising. We also intend to utilize banners, agreements with search engine providers and hyperlinks. All products


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sold on our website are offered with a 100% money back guarantee, if the customer is dissatisfied for any reason with the purchase.

Competition.

The online commerce market, particularly over the Web, is new, rapidly evolving and intensely competitive. Our current or potential competitors include Rexall Sundown, Metabolife and Lifetrends International, each of which may be or are currently offering their products on the Web. We also face competition from such indirect sources as Yahoo and AOL that are involved in online commerce either directly or in collaboration with other retailers, traditional retailers who currently sell, or who may sell, products or services through the Internet. We believe that the principal competitive edge in our market will be brand recognition, price, selection, and a knowledgeable provider of health care products, reliability and speed of performance. As the online commerce market continues to grow, other companies may enter into business combinations or alliances that strengthen their competitive positions. Our prospective customers already have the opportunity to purchase various nutritional supplements from various websites including greentree.com, rx.com, drugstore.com and vitamin.com.

Retail Location.

On May 15, 1999, we opened a Nutrition Cafe retail store at our warehouse facility in Clearwater. The retail establishment occupies approximately 1,300 square feet of space and caters primarily to local clientele. We expect to use this store to test the viability of opening additional Nutrition Cafe retail establishments.

Raw Materials, Suppliers and Manufacturing.

While we employ our own consultants to develop new product mixes, we do not currently manufacture any of our products; instead, we rely on third-party contract manufacturers. Currently, Innovative Labs, Phillips Pharmatech Labs, Inc., Dolisos America, Inc. and Five Star Brands, Inc. manufacture most of the products for TrimFast and Body Life Sciences.

We procure raw materials from various suppliers, but we contract our finished product production to one third party primarily. Since December 1998, we have used a second production factory for some of our products to reduce the risk of having a sole producer of our products or in the event that any manufacturer ceases operations or cannot continue to manufacture any product for us. We believe that there will be little difficulty in locating a manufacturer to produce any of our products without delivery delays or significantly higher costs.

The raw materials required for the manufacture of our products are readily available from a number of different sources. As such, we do not believe there will be any difficulties obtaining the required raw materials.

III. Bottled Water Activities.

We recently acquired the assets of Ice Water, a bottled water distributor located in the Tampa, Florida area. Ice Water delivers bottled water to a base of customers in the Tampa, Florida area. Customers typically either own or rent their water coolers from Ice Water. Rental customers typically sign a one-year contract, providing Ice Water with a modest, but relatively stable stream of


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revenue from both a monthly cooler rental charge and the sale of bottled water.
Water only customers generate revenues for us through the sale of bottled water and ancillary services such as cooler repairs. We believe that direct delivery water cooler companies enjoy several advantages over retailers of bottled water.

Management believes the strong industry growth has been and will continue to be driven by: (i) concerns related to the quality of tap water sources, (ii) consumer preferences for healthy products, (iii) taste preferences over tap water and other refreshment beverages and (iv) favorable demographics.

Tap Water Concerns.

The aging of the tap water supply infrastructure and the high cost of adequately maintaining or replacing existing water delivery systems have resulted in an increase in tap water contamination incidences in recent years. Consequently, there has been a decrease in consumers' confidence in the quality of tap water, accompanied by an increase in consumption of bottled water. Management believes that this trend will continue.

Healthy Products.

There is a movement toward a healthier lifestyle and the consumption of healthy products, a theme that we attempt to promote in our varied line of products. Within the "healthy products" segment, clear or natural colored products are experiencing significant growth. Bottled water is perceived as a product with strong health and fitness appeal.

Competition.

The bottled water industry is highly fragmented in North America. The bottled water market is comprised of approximately 2,500 companies generating approximately $4.0 billion in sales. Of these companies, the five largest companies account for approximately 55% of the total market, with the remainder comprised of hundreds of small regional companies. Management believes that the industry will continue to consolidate as (i) operating leverage of the larger companies makes the smaller companies uncompetitive, (ii) succession issues at many smaller, family owned companies lead a number of independent companies to exit the industry, and (iii) pressure to meet improving water quality standards eliminates low quality producers.

We compete in the "alternative to tap water" market in two areas. First, we compete directly with other home and office delivery bottled water companies in our geographic markets. This segment is highly fragmented with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. We also compete indirectly with companies that distribute water through retail stores and vending machines.

Management believes that the competitive advantage of water coolers over these alternative distribution channels is primarily based on the convenience of home or office delivery and, to a lesser extent, price. Similarly, we compete with providers of on-premises water filtration systems, including systems distributed through retail outlets, which we believe are aimed at less affluent consumers. In certain markets, we market and provide on-premises water filtration systems.


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The "alternative to tap water" industry also includes a number of well-established, well-capitalized companies. These include Nestle S.A., which owns Perrier and the Perrier Group of America. Perrier Group of America operates the Arrowhead, Poland Spring, Zephyrhills, Ozarka, Oasis and Great Bear brands. Suntory owns Belmont Springs, Hinkley & Schmitt, Crystal, Kentwood, and Polar. BSN Group owns the Evian and Dannon brands and also operates the Crystal Spring (Toronto), Spring Valley, and Laurentian businesses. McKesson Corporation operates the Sparkletts business. Ionics Incorporated operates the Aquacool businesses. In addition, United States Filter Corp. and Culligan Water Technologies, Inc. compete in the water filtration segment.

Business and Products.

We primarily market two types of water. These are spring water and premium drinking water.

Spring Water.

Spring water is water that has been naturally filtered by its passage through various geological layers, and is drawn from a protected underground reservoir called an aquifer. It can then be either bottled at the source or transported in stainless steel tankers to a more strategically located bottling facility. Before bottling, spring water is passed through a micron filter that removes sediment while retaining the natural mineral content of the water. The water is then purified through an industry standard purification process known as ozonation.

The Company draws its spring water from local sources. The spring water is bottled at the source or transported to an independently owned bottling facility. At the bottling facility, the spring water is filtered and ozonated. Ozonation is a process whereby impurities not removed through ordinary filtration are removed through the injection of oxygen. The process involves a special form of oxygen, ozone, which is the strongest disinfectant and oxidizing agent available for water treatment. The added oxygen quickly dissipates and results in tasteless and odorless purification as compared to chlorination. This process is designed to prevent bacteria and other contaminants from being transferred from the spring or the tanker to the finished product.

Premium Drinking Water.

Premium Drinking Water is drawn from local municipal sources. It is passed through a series of carbon and sand filters, processed by either reverse osmosis or deionization, ozonated and then bottled. Premium drinking water has 99.9% of all impurities removed from it, including its natural mineral content.

Premium drinking water, like spring water is obtained from an independent bottler. Premium drinking water is accessed through local, publicly available water supplies. It is further purified through reverse osmosis to remove chlorine and other chemicals frequently found in tap water. The product then goes through the ozonation process prior to bottling as premium drinking water.

All water is obtained from sources in the Tampa area. We do not do any bottling; rather, we rely upon independent bottlers to deliver our supply of water bottles and coolers that, in turn, are delivered to our customers.

Water Coolers.

Rental customers typically sign a one-year contract, providing us with a stream of relatively stable revenue from both a monthly cooler rental charge and the sale of bottled water. While pricing varies depending on the water cooler selected and the lease term selected by the customer, our current average monthly rental charge for our coolers is approximately $8 -$10 per month.

We strip down, clean, and redeploy returned water coolers prior to all new installations. Our average cost per water cooler is approximately $150, and we estimate that the average life of a water cooler is ten (10) years. The typical pay back period on a water cooler investment (assuming only rental revenue) is approximately fifteen (15) months. In the event of termination of the rental agreement, water coolers can be readily redeployed at a relatively low cost to us. In addition, we charge a water cooler collection fee in certain markets when a customer opts to discontinue purchasing water.

Delivery.

We believe that one of the most important success factors in the delivered bottled water business is delivery route efficiency. Route efficiency is the critical cost factor in the water cooler business, as the average cost of local delivery per bottle is over four (4) times the cost of preparing one (1) bottle for distribution. However, the marginal distribution cost of an additional bottle on an existing route is relatively low.

Dependence on a Few Customers.

As of December 31, 1998, we had only 79 customers, of whom one (1) accounted for sixty percent (60%) of our business and two (2) accounted for an additional thirteen percent (13%) of our business. Although, our marketing strategy contemplates increasing our customer base to 250 there are no assurances that we will meet this goal.

Intellectual Property.

We currently rely primarily on common law and proprietary protection. Our business prospects will depend largely upon our ability to capitalize on favorable consumer recognition of our trade names. We do not hold a trademark registration for most of our products. We have been granted trademarks in the state of Florida for TrimFast, Herbal Blast and Water with an Attitude. TrimFast has also been registered with the U.S. Patent and Trademark Office (75-029550). We have applied for trademark protection for Kicks. These applications are currently pending, have not been approved and may not ever be approved. Even, if obtained, there can be no assurance that our trademarks will not violate the proprietary rights of others or that our trademarks would be upheld and not prevented from using our trademarks, if challenged, any of which could have an adverse effect on us. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to protect our trade names will have a material adverse effect on our business, results of operations and financial condition.

We also rely on trade secrets and proprietary know-how, and employ various methods, to protect our concepts. However, such methods may not afford complete protection, and there can be no assurance that others will not independently develop similar know-how or obtain access to our know-how and concepts. We do not maintain confidentiality or non-competition agreements with all of our executives, key personnel or suppliers. There can be no assurance that we will be able to adequately protect our trade secrets. Third parties may assert infringement claims against us or against third parties upon whom we rely and, in the event of an unfavorable ruling on any claim, we may be unable to obtain a license or similar agreement to use technology that we rely upon to conduct our business.

Unlike pharmaceutical products that rely on specific combinations of drugs and chemicals, patents cannot protect herbal products. However, management believes that simply knowing the ingredients to an herbal product does not mean that other manufacturers can duplicate the product. Effective trademark, copyright and trade secret protection may not be available in every country in which we may offer or intend to offer or sell our products. Failure to adequately protect our intellectual property rights could harm brand-name recognition, devalue our proprietary content and adversely affect our ability to compete effectively in the marketplace. Further, defending the intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially affect the operations of the business. While we believe that our steps are adequate to secure our intellectual property rights, there can be no assurance that a third party will not misappropriate any of our proprietary information.

Government Approval and Regulation.

We do not plan to collect sales or other similar taxes in respect of goods sold by our Nutriction Cafe.com website except where required by law for purchasers located in certain jurisdictions. However, one or more states or the federal government may seek to impose sales tax collection obligations on out-of-state companies (such as nutritioncafe.com) which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as sales tax, libel and personal privacy is uncertain and may take years to resolve.

In addition, since our service is available over the Internet in multiple states and we may sell to numerous consumer residents in such states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject our business to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. The most active regulation has been administered by The Food and Drug Administration (hereinafter the "FDA") which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (hereinafter the "FDCA") and regulations promulgated thereunder. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics. In addition, the Federal Trade Commission (hereinafter the "FTC") has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods.

Although the dietary supplement industry is subject to regulation by the FDA and local authorities, dietary supplements, including vitamins, minerals, herbs and other dietary ingredients, now have been statutorily affirmed as a "food." Dietary supplement companies are authorized to make substantiated statements of nutritional support and, subject to several possible limitations, to market manufacture-substantiated-as-safe dietary supplement products without FDA pre-clearance. Failure to comply with applicable FDA requirements can result in sanctions being imposed on the Company or the manufacturers of our products, including but not limited to fines, injunctions, product recalls, seizures and criminal prosecution.

Compliance with applicable FDA and any state or local statutes is critical. Although we believe that we are in compliance with applicable statutes, there can be no assurance that, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, we would be able to comply with these new guidelines. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. These regulations could, however, require the reformation of certain products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation regarding the properties of certain products, expanded or different labeling and/or additional scientific substantiation.

The FDCA has been amended several times with respect to dietary supplements, most recently by the Dietary Supplement Health and Education Act of 1994 (hereinafter "DSHEA"). DSHEA was enacted on October 15, 1994. It provides a new statutory framework governing the composition and labeling of dietary supplements. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, dietary supplements are generally excluded from the legal definition of "food additive."

With respect to composition, DSHEA created a new class of "dietary supplements", consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not lawfully on the market before October 15, 1994) requires proof that it has been present in the food supply as an article used for food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least seventy-five (75) days before the initial introduction into interstate commerce use of a new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that we may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as adulterated until such time as reasonable expectation of safety for the ingredient can be established to the satisfaction of the FDA.

As for labeling, DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, and, for such statements that are not about the effects on the body as a result of a dietary supplement used as a tool for its nutritive value and are not otherwise "health claims," disclose on the label that the FDA has not reviewed that statement and that the product is not intended for use for a disease, and notify the FDA of the statement within thirty (30) days after its initial use. The manner for making the disclosure and notifying the FDA are set forth in the regulations. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support that we decide to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or our submission, and the FDA's approval of a New Drug Application (hereinafter "NDA"), which would entail costly and time-consuming clinical studies. In addition, DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles linking particular dietary ingredients with health benefits. Third party literature is exempted from FDA regulation as dietary supplement "labeling" and may be used in connection with the sale of dietary supplements to consumers. Such a publication may be so used if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with our products will be determined by the FDA to satisfy each of these requirements, and any such failure could subject the product involved to regulation as a new drug or as a "misbranded" product.

DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. Any statement of nutritional support beyond traditional claims must be accompanied by disclosure that the FDA has not evaluated such statement and that the product is not intended to cure or prevent any disease. We anticipate that the FDA will promulgate Good Manufacturing Practices (hereinafter "GMPs"), which are specific to dietary supplements and require at least some of the quality control provisions contained in the GMPs for drugs. Management anticipates that the FDA may promulgate GMP regulations authorized by DSHEA, which are specific to dietary supplements. GMP regulation would require supplements to be prepared, packaged and held in compliance with such rules, and may require similar quality control provisions contained in the GMP regulations for drugs. There can be no assurance that, if the FDA adopts GMP regulations specific to dietary supplements, that either we or our manufacturers will be able to comply with such GMP rules upon promulgation or without incurring material expenses to do so.

Our products and product related activities may also be subject to regulation by other regulatory agencies, including but not limited to the FTC, the Consumer Products Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are also regulated by various agencies of the states and localities in which our products are sold.

Advertising of dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act (hereinafter the "FTCA"). Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs or foods, which would include dietary supplements, is and unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for its products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices.

In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC has recently issued a guidance document to assist supplement marketers of dietary supplement products in understanding and complying with the substantiation requirement.

The FTC is authorized to use a variety of processes and remedies for enforcement, both administratively and judicially including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. State and local authorities can also regulate advertising and labeling for dietary supplements and conventional foods. There can be no assurance that state and local authorities will not commence regulatory action that could restrict the permissible scope of our product claims.

Employees.

We currently have fifteen (15) employees, of whom eleven (11) are employed full-time and four (4) are employed part-time.

Material Agreements.

License Agreement with WCW. In June 1999 we developed our first private label product by entering into a licensing agreement with the World Championship Wrestling Organization ("WCW") to produce Energy Bars in three flavors under the WCW brand name in the United States, its territories and possessions and its Military Installations. This license agreement is non-exclusive and expires on December 31, 2002. This agreement provides that we may use logos, slogans and the likeness of WCW wrestlers, as provided by WCW, on the labels of our energy bars, which have been designed to target an audience of millions of adults and children watching and attending professional wrestling matches.

Our agreement with WCW provides that WCW will receive royalty payments of 6% of net sales with the following minimum payments guaranteed: (i) December 31, 1999
- $100,000; (ii) June 30, 2000 - $100,000; (iii) September 30, 2000 - $100,000;
(iv) December 31, 2000 - $100,000; and (v) June 30, 2001 - $100,000. There is no
provision in this agreement to grant authority to our company to sell the Energy Bars at WCW wrestling matches. WCW would not be the proper party from which to obtain this authority, since the company which manages the location of each individual wrestling match would grant this authority. We have no plans of pursuing any such grant with any venue at which the WCW wrestling matches are held.

Venture Direct Worldwide Agreement. On June 29, 1999 we entered into an agreement with Venture Direct Worldwide Inc. as agent for Microsoft Network to exclusively utilize the keywords vitamins, supplements and Sports Nutrition on the Microsoft Network. Venture Direct never provided any services to our company and the contract was terminated on December 31, 1999.

May Davis Group of New York Agreement. We have entered into a series of agreements with the May Davis Group of New York, whereby the May Davis Group of New York acts as a placement agent for our securities offered and sold in private placements. In exchange for these services, May Davis Group of New York has been compensated with options to purchase forty thousand (40,000) shares of our common stock at a variable price depending on an equation involving the trading price at the time of exercise. Such options are exercisable for sixteen
(16) months from the date of each agreement and have registration rights.

Year 2000 Compliance.

Our systems are Year 2000 ("Y2K") compliant. The cost of such compliance on our part was less than $5,000. The Y2K compliance issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a systems failure or miscalculation causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We have verified that our two principal customers are Y2K compliant. We do not know if our other suppliers or distributors are Y2K compliant, but believe there will be no material adverse impact upon us if one of our individual distributors or manufacturers is not Y2K compliant. We have experienced no adverse affects related to the Y2K compliance issue at any time. We are unaware of any adverse affects experienced by any of our suppliers related to the Y2K compliance issue.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS/PLAN OF OPERATION

FINANCIAL STATEMENT PRESENTATION.

The financial statements are presented without comparable 1998 quarterly information. We were not publicly traded in 1998 and systems, though adequate to address annual audit needs, were not in place to allow for extracting reliable quarterly information. We have presented the comparison with adjustments from the year end 1998 numbers.

RESULTS OF OPERATIONS.

December 31, 1997 and 1998 as compared to September 30, 1999

Sales for the nine months ended September 30, 1999 were $581,337 as compared to $1,925,332 for the year ended December 31, 1998 ($1,443,999 adjusted proportionately for the nine months ended September 30, 1998 and $22,338 as of December 31, 1997). The significant decline in sales from 1998 to 1999 is primarily attributable to our decision to discontinue the sale of Revivarant, a muscle replenishment supplement, which accounted for approximately $1.4 million of revenues during 1998. This decision was initiated by an industry wide investigation by the Food and Drug Administration into the active ingredient in Revivarant.

Our salaries increased from $131,633 in 1997 to $221,773 in 1998 to $505,372 for the nine months ended September 30, 1999 for several reasons. Our 1999 salaries include increased expenses of support staff. Specifically, we added two administrative assistants, upgraded our accounting position to Chief Financial Officer and added a salesman to our staff. In addition, during 1999 we added two new subsidiaries, Ice Cold Water and Nutrition Cafe, which account for approximately 40% of the increased salary reported. Moreover, the employment market in Tampa has been highly competitive in 1999 resulting in our company paying higher wages to all employees to retain and recruit qualified employees.

Management expected that the introduction of the IMMCEL and IMMMU product lines would add to revenues. However, customer acceptance proved disappointing and the prior owner, and key employee refused to honor his contractual commitments to manage the newly added subsidiaries. As a result, we have rescinded our agreement with the prior owners of IMMMU and IMMCEL and will focus on the expansion of our own line of nutritional supplements. All rights title and interest to the IMMMU/IMMCEL product lines will revert back to their prior owners, all consideration paid or received will be returned and any profits or losses generated from the operation on IMMMU and IMMCEL will be allocated to its prior owners. We recorded in the "Receivable - other" account the loss from operating IMMMU and IMMCEL for the period of time we managed those companies. We then recorded a 100% reserve against the balance. As of December 31, 1999, the receivable and reserve balances were $88,830.

Management believes that a significant boost to its revenues will be generated from its licensing agreement with World Championship Wrestling ("WCW"). We intend to sell high nutrition, energy bars with the WCW logo and images of the various wrestling personalities. Both food brokers and retail stores have shown tremendous interest in the product. Although we have made shipments to small retailers, we anticipate that our shipments to large retailers will commence with the launch of our national advertising campaign, which is tentatively scheduled to begin in May. While there can be no assurance that the product will meet anticipated demand, management believes that the sale of the WCW energy bars will be a significant source of revenues for the Company.

With the acquisition, formation and expansion of business activities during 1999, operating expenses increased significantly. Salaries total $31,633 and $221,773 for the year ended December 31, 1997 and 1998 respectively, as compared to $505,372 for the nine months ended September 30, 1999. New employees had to be hired to handle the increased business activities of the Company.

For the nine months ended September 30, 1999, we recorded $1,467,900 in professional fees. A significant portion of this amount is non-cash expense, representing the issuance of common stock to certain professionals in exchange for professional services. Management anticipates that professional fees will decline significantly in the future.

Selling general and administrative expenses were $92,565 and $423,289 for the years ended December 31, 1997 and December 31, 1998 respectively, as compared to $623,451 for the nine months ended September 30, 1999. Approximately $175,000 of this increase was attributable to advertising for NutritionCafe.

Approximately $250,000 of the interest expense of $354,569 is attributable to the intrinsic value of the convertible debenture executed by the Company.

Net loss for the year ended December 31, 1997 was $151,846. Net income for the year ended December, 31 1998 was $22,026. Income before income taxes for the year ended December 31, 1998 was $42,626. We have generated a net loss of $3,478,802 for the nine months ended September 30, 1999 or net loss of $0.87 per share.

LIQUIDITY AND CAPITAL RESOURCES.

December 31, 1997 & 1998 as compared to September 30, 1999.

Total cash and cash equivalents as of September 30, 1999 were $100,312 as compared to $120,938 as of December 31, 1998 and $17,658 as of December 31, 1997, a decline of approximately 17% from the period ending December 31, 1998 to the period ending September 30, 1999.

Trade receivables were $4,889 at December 31, 1997 and $357,889 at December 31, 1998, including $267,240 related to Cutting Edge that was subsequently written off, but declined to $318,407 for the period ending September 30, 1999. Our 1998 trade receivables also included $11,745 related to IMMMU and IMMCEL, an amount for which we maintained adequate receivables and was fully reserved to cover an allowance for bad debt.

Inventory was $23,699 at December 31, 1997, increased to $188,737 at December 31, 1998 and to $377,270 at September 30, 1999. This increase in inventory is attributable to the launch of Nutrition Cafe and the inventory that we are required to carry to meet customer orders.

Total current assets were $46,246 at December 31, 1997 and $673,364 at December 31, 1998 and increased approximately 40% to $1,308,267 at September 30, 1999.

Property and equipment increased from $5,481 on December 31, 1997 to $33,403 on December 31, 1998 and to $1,459,270 on September 30, 1999. This increase is due primarily to our purchase of the facility, which houses our warehouse operations for Nutrition Cafe, and the equipment purchased to operate this facility. The $228,705 attributable to software development represents our investment in the Nutrition Cafe website software.

We also experienced a significant increase in liabilities. Accounts payable increased from $14,873 on December 31, 1997 to $625,767 on December 31, 1998 and to $926,612 on September 30, 1999. In addition, we issued a convertible debt instrument in the amount of $1,000,000 in 1999. The proceeds raised from this debt offering were used to purchase the warehouse facility.

Management believes that we have sufficient revenue and reserves to finance ongoing business activities.

BUSINESS DEVELOPMENT.

Trimfast, Inc. was organized as a Florida corporation in April of 1997 and, in its first year of operations generated revenues of $22,338. Start-up and operating costs totaled $164,559 that resulted in a net loss of $151,846. Trimfast, Inc.'s president, Michael Muzio, who, as of December 31, 1997, was owed a total of $150,200, funded these operating expenses. Fiscal year 1998 represented the first full year of operations for Trimfast, Inc. From the beginning, management chose not to invest the capital required to lease or acquire the machinery needed to manufacture their products. Instead, Trimfast, Inc. relied upon contract manufacturers, freeing working capital for other matters.

At the beginning of August 1998, our assets were negligible, totaling $599. Liabilities at that time totaled $680,917 with no revenues being generated and no business plan in place. Accumulated losses totaled $1,122,218 with a stockholders deficiency of $680,318. Due to the lack of revenues and no business plan, our management sought out an acquisition candidate and, on August 11, 1998, acquired all of the issued and outstanding shares of common stock of Trimfast, Inc., a company engaged in the nutraceutical business.

With the addition of our wholly owned subsidiary, Trimfast, Inc., revenues in 1998 were $1,925,332. Cost of sales was $567,472 resulting in a gross profit of $1,357,860. Operating expenses totaled $1,314,797 resulting in income from operations of $43,063. We recorded $503,839 in bad debt expense in December 1998. This sum was partially due to the financial difficulties experienced by Cutting Edge, a customer who accounted for approximately sixty percent (60%) of our revenues in 1998 and the bankruptcy of another customer. The bad debt expense of $267,240 attributable to Cutting Edge represented 50% of the receivable balance due from Cutting Edge at December 31, 1998 and was due to the failure of Cutting Edge to return product we sold to them. In December 1998, we recorded the bad debt expense relating to Cutting Edge and ceased doing business with them at that time. During 1998, a total of three (3) customers accounted for approximately seventy-three (73%) of our sales. Prior to our acquisition of Trimfast, Inc., Trimfast, Inc. was engaged in the nutraceutical business, distributing health and fitness products.

Our cash balance as of December 31, 1998 was $105,641. We also had approximately $358,000 in accounts receivable and $188,000 in inventory. Our total assets as of December 31, 1998 were $731,438. Liabilities totaled $718,467 that was comprised of approximately $626,000 in accounts payable, $72,000 in notes and $20,600 in income taxes payable.

1998 represented a growing year for us. Relationships with distributors, manufacturers and wholesalers had to be established. Manufacturing rates and shipping costs all had to be analyzed and evaluated. With our acquisition of Trimfast, Inc. in 1998, we opened new financing opportunities that would have otherwise been foreclosed to us. We received a significant capital infusion through the issuance of our common stock in private placements and borrowed funds from private lenders.

1999 saw our launch of the NutritionCafe website and the purchase of the assets of Ice Water. Management believes direct sales to consumers will significantly reduce reliance on several customers. During the next twelve months of operation, management remains confident that revenues from operations will be able to support our ongoing operations. Should the Company determine additional financing is necessary, the additional financing will be to expand current or proposed operations.

Debentures.

In June 1999, we entered into a debenture agreement. As a result, we have $1,000,000 of 7.0% convertible debentures outstanding, which mature on June 14, 2002. After the date of issuance and continuing until the maturity date of the Debentures, the Debentures may be converted, at the option of the holder, into shares of our common stock, $0.001 par value per share, at a conversion price equal to the lesser of $8.50 or 80.0% of the 5 day average closing bid price as reported by Bloomberg, LP for the five consecutive trading days prior to the conversion date.

Interest will be paid on the Debentures at a rate of 7.0% per annum, at the time of any conversion, with respect to the principal amount of the Debenture being converted, until the principal amount is paid in full or has been converted entirely. Interest may be paid in cash or shares of common stock, at our option.

With our twenty (20) days notice, we may redeem the Debentures in whole or in part at any such time as the closing bid price of our common stock, as reported by Bloomberg, LP, falls to $6.00 or less at a redemption price equal to the principal amount of the Debenture being redeemed plus accrued interest on such amount and the profit that the holder would have received upon conversions of that portion of the Debenture being redeemed.

ITEM 3. DESCRIPTION OF PROPERTY

Our executive offices are located at 777 South Harbour Island Boulevard, Suite 780, Tampa, Florida 33602, where we lease approximately 2,772 square feet of office space at a monthly rent of $5,197.50. We feel that this space is adequate for our needs at this time. The current lease term expires on October 31, 2004. Upon such expiration, we believe that we will be able to obtain renewal terms or a lease for new space at terms favorable to the Company.

We also exercised a lease option to acquire a 17,000 square foot warehouse facility in Clearwater, Florida. The total purchase price for the property was $1.2 million. On July 30, 1999, we paid for the warehouse facility in full with funds raised from the issuance of preferred stock and warrants.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of September 30, 1999, of our common stock by our officers, directors and principal shareholders who are known by us to own, either beneficially or of record, more than 5% of said stock and by all directors as a group.

Security Ownership of Certain Beneficial Owners.

TITLE OF                                          NO. OF       NATURE OF         CURRENT
CLASS       NAME & ADDRESS                        SHARES       OWNERSHIP         %OWNED
----------------------------------------------------------------------------------------------
Common      Michael Muzio                        1,194,203       Direct           26.30%
            4957 Bayshore Blvd.
            Tampa, Florida 33611

Common      Mark Sansom                            344,000       Direct           07.58%
            4061 South Powers Circle
            Salt Lake City, UT 84124

Security Ownership of Officers and Directors.

TITLE OF                                          NO. OF       NATURE OF
CLASS       NAME & ADDRESS                       SHARES(1)     OWNERSHIP         %OWNED
----------------------------------------------------------------------------------------------
Common      Michael Muzio                        1,194,203       Direct           26.30%
            4957 Bayshore Blvd.
            Tampa, Florida 33611

Common      Gregg Vosler                                 0       Direct           0%
            851 Lantana Avenue
            Clearwater Beach, Florida 34630

Common      Christopher Hee                          1,590       Direct           Less than 1%
            3152 Fiesta Drive
            Dunedin, Florida 34689

Common      John Troy                                    0       Direct           0%
            4014 W Waters Avenue #1508
            Tampa, Florida  33614
----------------------------------------------------------------------------------------------

All Officers and Directors as a Group
(3 Individuals)                                  1,195,793                        26.5%

      (1) Any shares of Common stock underlying outstanding options, warrants or convertible debentures are included in the figures under number of shares.

Changes in Control.

There are currently no arrangements, which would result in a change in control of our Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our Bylaws provide that we shall have a minimum of three (3) directors on the board at any one time. Vacancies are filled by a majority vote of the remaining directors then in office. The directors and executive officers of the Company are as follows:

NAME AND ADDRESS                    AGE       POSITIONS HELD
--------------------------------------------------------------------------------
Michael Muzio                       35        President/Treasurer/Director
4957 Bayshore Blvd.
Tampa Florida 33611

Gregg Vosler                        52        Vice President/Secretary/Director
851 Lantana Avenue
Clearwater Beach Florida 34630

Christopher Hee                     58        Director
3152 Fiesta Drive
Dunedin Florida 34689

John Troy                           37        Chief Financial Officer
4014 W Waters Avenue #1508
Tampa, Florida  33614

The directors named above will serve until the next annual meeting of our shareholders or until their successors shall have been elected and accepted their positions. Directors are elected for one-year terms. Mr. Muzio, Mr. Vosler and Mr. Troy are parties to oral employment agreements with the Company that pays annual salaries of $150,000, $50,000 and $65,000 respectively. In addition, these oral employment agreements include provisions for family health insurance coverage through the Company, provisions for memberships at the Harbour Island Athletic Club, and Mr. Vosler has use of an automobile owned by the Company.

We have no minimum or maximum bonuses, which are implied or expressly communicated, to any of our employees. Bonuses are only paid at the direction of our Board of Directors. All factors affecting performance are evaluated by our board of directors, including the company's overall performance and the impact that individual had upon our performance. When appropriate, a bonus amount is proposed to the Board of Directors and is submitted for a vote.

MICHAEL MUZIO: Since 1996, Mr. Muzio has served as president of the Company and Trimfast, Inc. Prior thereto, from 1991 until 1995 he served as chief executive officer of Advanced Medical Diagnostics, Inc. Research and development in health related products represent a significant portion of his prior work experience. In 1994, Mr. Muzio filed for Bankruptcy Protection under Chapter 7 in the Southern District of Florida, Case Number 93-5409-8P7.

GREGG VOSLER: Mr. Vosler has served as vice president of the Company and Trimfast, Inc. since November of 1997. Previously, from June 1996 to November 1997, he served as Director of Development for Physician's Weight Loss Center in Akron, Ohio. In that capacity he was responsible for systems and franchise development in the United States. From 1993 through June 1996, he served as an independent consultant in the medical weight loss and health industry.

CHRISTOPHER HEE: Mr. Hee was appointed to serve as a director of the Company on October 6, 1998. Dr. Hee received his M.D. degree at Sydney University, in Sydney, Australia. He completed his residency at State General Hospital in Melaka, Malaysia in 1975. Dr. Hee opened and operated four medical clinics in Tampin, Malaysia from 1981 to 1992. After gaining admission to practice medicine in the United States in 1992, Dr. Hee became the Chief Medical Officer of the Tampa Military Processing Station for the United States Department of Defense, where he still presently works. Dr. Hee provides the Board with the medical background and skills necessary for the Company to develop vitamins and supplements.

JOHN TROY: Mr. Troy became our Chief Financial Officer in October of 1999. Prior to his current position, he served as a Controller for EnviroSys International from February to September of 1999. From November 1997 through October 1998, Mr. Troy was an Assistant Controller of Raymond James & Associates. From November 1995 through May of 1997, he was Accounting Manager at Lykes, Financial Services Division. Prior to this position, Mr. Troy was a Controller of Chico's FAS, Inc. until March of 1995. Mr. Troy obtained his Associates of Science Degree in May of 1988 from Holyoke Community College and his Bachelor of Science Degree in Accounting from Western New England College in 1990.

ITEM 6. EXECUTIVE COMPENSATION

Mr. Muzio, our president and treasurer, oversees the operations of the Trimfast, Inc. subsidiary and in consideration thereof, receives annual compensation of $150,000. Mr. Vosler, the Company's vice president and secretary, oversees sales and in consideration thereof receives annual compensation of $50,000. Mr. Muzio and Mr. Vosler exercise complete control over employee compensation. Mr. Troy is responsible for the accounting and financial reporting activities of the Company and receives annual compensation of $65,000.

The terms and conditions of each officer's employment is reviewed annually by our Board of Directors who may also award annual bonuses. There is no compensation paid to our board members for serving on the Board of Directors. However, board members are reimbursed for all costs and expenses incurred in either attending Board meetings or, for any expenses incurred on our behalf.

The following table sets forth the compensation of the company's three (3) officers for the last three (3) fiscal years:

                           SUMMARY COMPENSATION TABLE

                                  Annual Compensation                 Long-Term Compensation
Name &                            -------------------                 ----------------------                   Other
Position             Year    Salary       Bonus      Other      Stock           SARs           LTIP            Comp
--------------------------------------------------------------------------------------------------------------------
Michael Muzio        1999    $150,000     $0         $0         $0              $0             $0              $0
  President &        1998    $150,000     $0         $0         $240,000(1)     $0             $0              $0
  Treasurer          1997    $0           $0         $0         $0              $0             $0              $0

Gregg Vosler         1999    $50,000      $0         $0         $0              $0             $0              $0
  Vice President     1998    $50,000      $0         $0         $96,000(1)      $0             $0              $0
  & Secretary        1997    $31,000      $0         $0         $0              $0             $0              $0

John Troy            1999    $52,500      $0         $0         $53,750(2)      $0             $0              $0
  Chief Financial    1998    $0           $0         $0         $0              $0             $0              $0
  Officer            1997    $0           $0         $0         $0              $0             $0              $0

(1) The amount used in this table was calculated using the market close price for TRIM common stock on December 31, 1998.

(2) The amount used in this table was calculated using the market close price for TRIM common stock on December 31, 1999.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 12, 1998, we acquired all of the issued and outstanding shares of common stock of Trimfast, Inc., in exchange for the issuance of 1,370,049 shares of our common stock. In conjunction therewith, Michael Muzio acquired 975,000 shares of our common stock and Gregg Vosler was issued 120,000 shares of our common stock. As a result of this transaction the shareholders of Trimfast, Inc. gained control of our Company after August 12, 1998.

On December 8, 1998, Mr. Muzio purchased all 508,313 shares of our outstanding common stock held beneficially by our prior principal shareholder in a private transaction.

Effective December 31, 1998, our principal shareholder exchanged $126,664 of loans due to him by us for 70,358 shares of our common stock. The number of shares received by Mr. Muzio was on a dollar for dollar basis, based upon the outstanding debt obligation as of December 1, 1998 and the stock valued at $1.80 per share, with the debt due Mr. Muzio. During 1998, we issued 19,500 shares of our common stock to Marsha Hardin, an associate and business consultant to Mr. Muzio, in a related party exchange for a loan payable by us in the amount of $40,000.

Mr. Muzio has entered into an oral employment agreement with us, which pays him an annual compensation of $150,000. It is expected that we will renew this agreement in the year 2001. Mr. Vosler has entered into an oral employment agreement with us, which pays him an annual compensation of $50,000. It is expected that we will renew this agreement in the year 2001. As of January 1, 2000, Mr. Troy has entered into an oral employment agreement with us, which pays him an annual compensation of $65,000. It is expected that we will renew this agreement in the year 2001.

We periodically advance funds to the principal stockholder and his affiliates as well as borrow funds from the same parties. All of these amounts are interest free without specific repayment terms. Such amounts do not exceed $60,000, and we do not currently anticipate any repayment through issuances of our common or preferred stock.

ITEM 8. DESCRIPTION OF SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement.

COMMON STOCK.

General.

We are authorized to issue one-hundred million (100,000,000) shares of common stock having a par value of $ 0.001 per share. As of September 30, 1999, there were 4,540,978 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

Voting Rights.

Each share of common stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to any item submitted a vote of the shareholders, except as otherwise provided by law.

Dividend Policy.

All shares of common stock are entitled to participate ratably in dividends when and as declared by our Board of Directors out of the funds legally available therefore and subject to the rights, if any, of the holders of outstanding shares of preferred stock. Any such dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business, and that no dividends on the shares of common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, our capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Miscellaneous Rights and Provisions.

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share ratably in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

Under Nevada law, stockholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce corporate expense associated with annual special meetings of the shareholders. If shareholder action is taken by written consent, we will be required to send each shareholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information about the action taken.

PREFERRED STOCK.

We have authorized the issuance of twenty million (20,000,000) shares of Class A Preferred Stock with a par value of $0.01 and twenty-million (20,000,000) shares of Class B Preferred Stock with a par value of $0.01. These shares have such rights and preferences as determined by the Board of Directors. The Board of Director's ability to issue preferred stock without further shareholder approval has the potential to delay, defer or prevent a change in control of the Company.

As of July 16, 1999, there were 15,000 shares of Series A Preferred Stock, par value $0.01 per share, outstanding. According to the terms of the Security Purchase Agreement for these shares signed on the same date, such shares were purchased at a price of $100.00 per share. The shares are (i) validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issue thereof. All shares of our common stock are declared junior in rank to such Series A preferred shares.

Dividends.

Regular Dividends. Each holder of the preferred shares shall be entitled to receive on each July 1 and January 1, or if such date is not a business day, the immediately subsequent business day, commencing January 1, 2000, dividends at a rate of eight percent (8%) per annum, computed on the basis of $100.00 per preferred share. Such dividends shall be cumulative from (and including) the issuance date of such preferred shares and shall accrue daily, whether or not earned or declared, thereafter until paid, and shall be calculated on the basis of a 360 day year. Dividends shall be payable in cash; provided, however, that in lieu of paying such dividends in cash, we may, at our option, pay any or all of such dividends by delivery of a number of shares of our common stock equal to the quotient of (x) the dollar amount of the Regular Dividends to be paid on such date, divided by (y) the conversion price, as provided by agreement, determined on the day which is the third (3rd) business day prior to the date.

Participating Dividends. In the event any dividend or other distribution payable in cash or other property is declared on our common stock, each Series A preferred shareholder on the record date for such dividend or distribution shall be entitled to receive, per preferred share on the date of payment or distribution of such dividend or other distribution, the amount of cash or property equal to the cash or property which would be received by the Series A preferred shareholders of the number of shares of common stock into which such preferred share would be converted immediately prior to such record date.

Conversion.

Any holder of the Series A preferred shares shall be entitled to convert any whole number of preferred shares into fully paid and nonassessable shares of Common Stock in accordance with the Certificate of Designations, Preferences and Rights for such preferred shares. Without our prior consent, a holder shall not be entitled to convert any preferred shares during the period beginning on and including the issuance date and ending on and including the date that is 120 days after such issuance date.

We shall not issue any fraction of a share of common stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of common stock, we shall round such fraction of a share of common stock up to the nearest whole share. Each share of the Series A Preferred Stock is convertible at the lesser of (a) $8.5938 or (b) 80% of the market price of the common stock as defined in the agreement and is subject to adjustment as provided in the Certificate of Designations, Preferences and Rights for such preferred shares which is included as an exhibit to this Registration Statement. Adjustment is provided for in situations such as, but not limited to: our issuance of options, our issuance of convertible securities, or our change or alternative treatment of option prices or prices of conversion.

Voting.

Holders of Series A preferred shares shall have no voting rights, except as required by law, including but not limited to the General Corporation Law of the State of Nevada, and as expressly provided in the Certificate of Designations, Preferences and Rights. The person or persons entitled to receive the shares of common stock issuable upon a conversion of Series A preferred shares shall be treated for all purposes as the record holder or holders of such shares of common stock, with rights described above, on the date of conversion.

Liquidation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A preferred shares shall be entitled to receive in cash out of our assets, whether from capital or from earnings available for distribution to our stockholders, before any amount shall be paid to the holders of any of our capital stock of any class junior in rank to the preferred shares in respect of the preferences as to the distributions and payments upon our liquidation, dissolution and winding up, an amount per preferred share equal to $100 and any accrued but unpaid Regular Dividends and Participating Dividends. If insufficient funds are available to fulfill this obligation, each Series A preferred shareholder would receive his pro rata share.

Redemption.

In addition to all other rights of the holders of Series A preferred shares, upon our consummation of a major transaction or triggering event, as defined by the Certificate of Designations, Preferences and Rights for such preferred shares, each holder of Series A preferred shares shall have the right, at their option, to require us to redeem all or a portion of such holder's preferred shares at a price per Series A preferred share equal to the greater of (i) 125% of the stated value of such preferred share and (ii) the product of the conversion rate in effect at such time as such holder delivers a Notice of Redemption at Option of Buyer and the Closing Sale Price of our common stock on the date immediately preceding such major transaction or triggering event on which the principal market, or the market or exchange where the common stock is then traded, is open for trading.

Taxes.

We shall pay any and all taxes that may be payable with respect to the issuance and delivery of common stock upon the conversion of Series A preferred shares.

THE FOLLOWING DESCRIPTIONS OF CERTAIN TERMS OF THE DEBENTURES AND WARRANTS DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE DEBENTURES AND WARRANTS PURSUANT TO WHICH THE DEBENTURES AND WARRANTS WERE ISSUED, A COPY OF WHICH IS AN EXHIBIT TO THE REGISTRATION STATEMENT. TERMS (WHETHER OR NOT CAPITALIZED) USED BUT NOT DEFINED IN THIS SECTION HAVE THE MEANINGS GIVEN TO THEM IN THE RESPECTIVE WARRANTS OR DEBENTURES.

WARRANTS.
MAY 1999 WARRANTS.

In General.

We have warrants outstanding to purchase 20,000 common shares at an exercise price of $4.00 per share. These warrants are exercisable on any date until May 12, 2000. In addition, we have warrants outstanding to purchase 20,000 common shares at an exercise price of $7.00 per share. These warrants are exercisable on any date until May 13, 2000. These warrants carry no other rights or provisions.

JULY 1999 WARRANTS.

In General.

We currently have Warrants outstanding affording the holders thereof the opportunity to purchase a total of 223,881 shares of our common stock. The holders of the Warrants are entitled to purchase each share of common stock at a price of $10.31 per common share (subject to adjustment as hereinafter provided) at any time until 11:59 p.m. Central Time on July 16, 2002. Unless exercised, the Warrants will automatically expire on July 16, 2002. The Warrant Agreement may be amended, subject to certain exceptions, by the Company and the warrant agent with the consent in writing of the holders of at least a majority of the Warrants, provided that no such action may increase the Warrant Exercise Price of the Warrants or decrease the number of shares or class of stock obtainable upon exercise of any Warrants without the written consent of the holder of such Warrant.

Adjustment of Warrant Exercise Price.

The Warrant Exercise Price and the number of shares of common stock issuable upon exercise of the Warrant may be adjusted from time to time due to our subsequent issuance of any shares of common stock not issued in connection with an approved stock plan or upon exercise or conversion of the other Securities, our issuance of options, our issuance of convertible securities, our declaration of dividends or subscription rights, our subdivision or combination of common stock, our distribution of our assets other than dividends, or other certain events undertaken on our part including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features.

Immediately upon any adjustment of the Warrant Exercise Price, we are required to give written notice thereof to the holders of these Warrants, setting forth in reasonable detail, and certifying the calculation of such adjustment. Further, we are required to give written notice to the holders of these Warrants at least twenty (20) days prior to the date on which we close our books or take a record (a) with respect to any dividend or distribution upon the common stock,
(b) with respect to any pro rata subscription offer to holders of common stock or (c) for determining rights to vote with respect to any organic change, dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

Failure to Issue.

If we shall fail for any reason or for no reason to issue to the holder, on a timely basis as described in the Warrant, a certificate for the number of shares of common stock to which the holder is entitled upon the holder's exercise of this Warrant or a new Warrant for the number of shares of common stock to which such holder is entitled pursuant to the Warrant, we shall pay the amount of 0.25% of the product of (a) the number of shares of common stock not issued to the holder on a timely basis and to which the holder is entitled and/or, the number of shares represented by the portion of this Warrant which is not being converted, as the case may be, and (b) the average of the closing bid price of our common stock for the three consecutive trading days immediately preceding the last possible date which we could have issued such common stock or Warrant, as the case may be, to the holder as additional damages in cash each day the issuance of such common stock certificate or new Warrant, as the case may be, is not timely effected.

Taxes.

We shall pay any and all taxes which may be payable with respect to the issuance and delivery of Securities upon exercise of the Warrant.

JULY 1999 WARRANTS.

In General.

We have warrants outstanding to purchase 18,000 common shares at an exercise price of $4.00 per share. These warrants are exercisable on any date until July 26, 2000. In addition, we have warrants outstanding to purchase 50,000 common shares at an exercise price of $4.00 per share. These warrants are exercisable on any date until July 29, 2000. These warrants carry no other rights or provisions.

DEBENTURES.

In General.

We have $1,000,000 of 7.0% convertible debentures outstanding, which mature on June 14, 2002. After the date of issuance and continuing until the maturity date of the Debentures, the Debentures may be converted, at the option of the holder, into shares of our common stock, $0.001 par value per share at a conversion price equal to the lesser of $8.50 or 80.0% of the 5 day average closing bid price as reported by Bloomberg, LP for the five consecutive trading days prior to the conversion date.

Interest.

Interest will be paid on the Debentures at a rate of 7.0% per annum, at the time of any conversion, with respect to the principal amount of the Debenture being converted, until the principal amount is paid in full or has been converted entirely. Interest may be paid in cash or shares of common stock, at our option.

Redemption.

With our twenty (20) days notice, we may redeem the Debentures in whole or in part at any such time as the closing bid price of our common stock, as reported by Bloomberg, LP, falls to $6.00 or less at a redemption price equal to the principal amount of the Debenture being redeemed plus accrued interest on such amount and the profit that the holder would have received upon conversions of that portion of the Debenture being redeemed.

Marketability.

Prior to this offering, there has been no public market for the Debentures and a limited public market for our common stock. There can be no assurance that a public market will develop for the Debentures or that the public market for the common stock will continue after the closing of this offering. The terms of the Debentures were determined by negotiation between the parties bound thereby and do not necessarily bear any direct relationship to our assets, earnings, book value per share or other generally accepted criteria of value. Our common stock is presently quoted on the OTCBB under the trading symbol "TRIM."

Taxes and Fees.

We shall pay any and all documentary, stamp, or similar issue or transfer tax due on the issue of shares of common stock upon conversion of the Debenture.

Conversion of Debentures.

The holder of a Debenture will be entitled at any time prior to the close of business on June 14, 2002, subject to prior redemption and conversion, to convert the Debentures in denominations of $5,000, or multiples thereof, at the principal amount thereof, into shares of our common stock at the conversion price of conversion price of the lesser of $8.50 or 80.0% of the 5 day average closing bid price as reported by Bloomberg, LP, for the five consecutive trading days prior to the conversion date. We will not issue fractional shares upon conversion of Debentures. Instead, we will round up or down, as the case may be, to the nearest whole share.

The number of shares of common stock purchasable upon the conversion of the debenture is subject to adjustment in certain events, as set forth in the Debentures. Such adjustments include the issuance of our stock as a dividend or distribution on the common stock; subdivisions, combinations and reclassifications of the common stock; the issuance to all holders of common stock of certain rights (but only when the rights become exercisable) or warrants entitling them to subscribe for our common stock at less than the current market price; except for cash dividends permitted by the Indenture, the distribution to all holders of our common stock of our assets or debt securities or rights (other than those referred to above, but only when such additional rights become exercisable) or warrants (other than those referred to above) to purchase our assets, debt securities or other securities; the issuance, in certain circumstances, of shares of our common stock for less than the then current market price; and the issuance in certain circumstances of securities which are convertible into or exchangeable for common stock (other than pursuant to transactions described above) for a consideration per share less than the then current market price of the common stock. If we consolidate or merge with or into or transfer or lease all or substantially all of our assets to any person, the person must assume in writing our obligations under the Debenture.

Events of Default.

In the event that the common stock is not delivered per the written instruction of the Debenture holder, within seven (7) business days of the conversion date, we must pay the Debenture holder one percent (1.0%) in cash of the dollar value of the Debentures being converted per each day after the seventh (7th) business day following the conversion date that the common stock is not delivered. A provision for liquidated damages is also included in the Debenture in order to provide for damages that would be difficult to ascertain in the case of default on our part.

Should the delivery of shares of common stock upon conversion be delayed by our failure to have the common stock necessary for complete conversion available, we have agreed to pay to all holders of the outstanding Debentures for conversion default. The exact terms of such conversion default payment are included in the Debenture.

An Event of Default occurs if we default in payment of any principal of the Debenture when the same becomes due and payable at maturity, upon redemption or otherwise; default for five (5) business days on a payment other than the principal; fail to comply with the provisions of the Debenture for the period and after the notice required by the Debenture; engage in certain events of bankruptcy, insolvency or reorganization; or fail to maintain listing on any recognized exchange including the OTCBB. We must cure such default within five
(5) business days of such notice as provided for in the Debenture, or the Debenture holder will have the right to accelerate the payments due and declare the remaining principal amount of the Debenture to be due and payable upon such failure to cure.

SHARES ELIGIBLE FOR FUTURE SALE.

A significant portion of the shares of our common stock currently outstanding are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144 thereunder.

In general, under Rule 144 as currently in effect, any of our affiliates and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resales of certain restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

TRANSFER AGENT.

Florida Atlantic Stock Transfer, located in Tamarac, Florida, has recently been appointed the transfer agent of our common stock and preferred stock. Our prior transfer agent was in Nevada, and we wanted to appoint a transfer agent in the Eastern Standard Time Zone for convenience purposes.

PART II.

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.

Our common stock is currently traded on the National Association of Securities Dealers Automated Quotation System Over the Counter Bulletin Board ("OTCBB") under the symbol "TRIM." As of December 31, 1999, there were 4,517,362 common shares and 15,000 preferred shares outstanding. There is limited trading activity in our securities, and there can be no assurance a regular trading market for our common stock will be sustained.

The following table sets forth, for the period indicated, the bid price range of our common stock. Please note that the prices reflected prior to August 12, 1998 reflect those of World Group and are not representative of the current business activities reflected throughout this registration statement.

                                                    High Bid     Low Bid
                                                    --------     -------
1997
Quarter Ended March 31, 1997                         $ 9.00      $ 3.37
Quarter Ended June 30, 1997                            5.50        1.55
Quarter Ended September 30, 1997                       3.75        1.50
Quarter Ended December 31, 1997                        2.62        0.25

1998
Quarter Ended March 31, 1998                         $12.50      $ 2.50
Quarter Ended June 30, 1998                            5.31        3.10
Quarter Ended September 30, 1998                       2.60        1.50
Quarter Ended December 31, 1998                        5.30        1.20

1999
Quarter Ended March 31, 1999                         $ 6.31      $ 2.75
Quarter Ended June 30, 1999                           10.37        5.12
Quarter Ended September 30, 1999                       9.19        7.06
Quarter Ended December 31, 1999                        7.31        4.00

Such market quotations reflect the high bid and low prices as reflected by the OTC BB or by prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. The following companies serve as market makers for our securities: D.L. Cromwell, Wilson Davis and Knight Securities.

Holders.

As of June 1, 1999 there were approximately 159 holders of record of our common stock.

Dividends.

We have not paid any cash dividends since our inception, and the Board of Directors does not contemplate doing so in the near future. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the Board of Directors deems relevant.

ITEM 2. LEGAL PROCEEDINGS

Product Liability.

Three lawsuits have been filed against us in connection with the sale of Revivarant, a product containing the chemical GBL which has been determined by the Food and Drug Administration to be unsafe for human consumption. In an action filed in the District Court of the Fourth District of Idaho on June 7, 1999 (Case No. CV PI 9900250D; Jensen v. Body Life Sciences, Inc. & Trimfast Group, Inc. ), in an action filed in the Circuit Court for Harrison County, Mississippi on June 14, 1999 (Peck v. Trimfast Group, Inc.) and in a separate action filed in the Circuit Court of Tennessee for the Thirteenth Judicial District at Memphis on April 5, 1999 (Case No. 301672-5TD; Cliffton v. Body Life Sciences, Inc., seeking $400,000 in compensatory damages and $300,000 in punitive damages), the consumer of the product alleges serious harm, including seizures and loss of consciousness requiring hospitalization, from the consumption of Revivarant. In the Jensen case, the plaintiff has requested an unspecified amount of damages "to be proven at the time of trial, including punitive damages." In the Peck case, the plaintiff has requested an unspecified amount of "actual, compensatory and punitive damages." We estimate that the total damages sought in these cases may be millions of dollars in aggregate. We have retained counsel to represent our interests in these claims, but have not had a sufficient period of time to investigate the merits of these claims.

We have received notice indicating that three other parties have hired counsel in connection with potential product liability claims arising from the use of Revivarant. This substance was sold throughout the United States in health stores. Pursuant to a voluntary agreement with the Food and Drug Administration, we have removed this product from sale. All of the aforementioned claims have been submitted to Royal Insurance Company. At the time that the alleged causes of action arose, we had product liability insurance under the policy of our third party manufacturer in the amount of $1,000,000 per occurrence and up to $2,000,000 in the aggregate. We have since obtained a company owned policy with an effective date of May 27, 1999. Our company owned product liability insurance will not be available to cover these claims, should we be found liable. As such, our business, results of operations and financial condition could be adversely affected, if we are found liable for these claims.

Since our company owned product liability insurance only became effective on May 27, 1999, we may have no insurance coverage, other than under our third party manufacturer's policy, for the above mentioned claims or for future claims relating to the sale of Revivarant. Further, we have insufficient assets available to pay any such product liability claims. Any judgment or claim in favor of the Claimant could have a materially adverse effect our operations.

We are presently engaged in various legal actions as mentioned above, although ultimate liability for such other actions cannot be determined at the present time. As a result, our business could be adversely affected.

Intellectual Property.

In June of 1999, we received a written communication from counsel for Slimfast Foods Company including a demand to cease and desist use of the TrimFast name. To date, no litigation has been filed in this matter, and management feels confident that our registration of the name with the U.S. Patent and Trademark office as well as the State of Florida will be sufficient to defend this usage. We believe that there is no confusion between the TrimFast and Slimfast in the marketplace, and the matter has been referred to outside counsel for an opinion on this matter. Should Slimfast Foods Company file suit in this matter and a judgment be rendered against us, it could have a material adverse effect on our business and operations.

Breach of Contract.

Phillips Pharmatech Labs filed suit against us on July 12,1999 (County Court Pinellas 99-004791; Phillips Pharmatech Labs v. Body Life Sciences, Inc.) seeking damages in the amount of $14,000 in outstanding invoices for prior products not delivered. We have not had the opportunity to evaluate the likelihood of an unfavorable outcome in this suit, but plan to vigorously defend this action. Should a judgment be granted against us, the amount should not exceed the damages claimed.

On June 14, 1999, a suit was filed against us for breach of contract (Case No. 99-8611CC; L.and N. Label Company, Inc. v. Trimfast, Inc.) claiming damages in the amount of approximately $10,500.00 as a result of labels being produced for us. We have not had the opportunity to evaluate the likelihood of an unfavorable outcome in this suit, but plan to vigorously defend this action. Should a judgment be granted against us, the amount should not exceed the damages claimed.

On April 21, 1999, a suit was filed against us for breach of contract (Case No. 99-5117CC; Graffitti Graphics Corporation v. Trimfast, Inc.) claiming damages in the amount of approximately $5,500.00. We have not had the opportunity to evaluate the likelihood of an unfavorable outcome in this suit, but plan to vigorously defend this action. Should a judgment be granted against us, the amount should not exceed the damages claimed.

On June 1, 1999, a suit was filed against us for breach of contract (Supreme Court of New Jersey Docket # BER-L-4756-99; Kingchem, Inc. v. TrimFast Group, Inc.) claiming damages in the amount of approximately $35,000. Kingchem was one of our suppliers, until a dispute arose about the quantity of supplies that had been delivered. This suit is a result of our inability to resolve the dispute. The parties have not reached any agreement and we have made no payments as of the date of this registration statement. Should a judgment be granted against us, the amount should not exceed the damages claimed.

Other.

In 1999, we initiated a legal proceeding against a former major customer in April of 1999 (Case No. 99-003807; Body Life Sciences, Inc. v. Threshold Technology, Inc.) to collect amounts receivable from such customer in an approximate amount of $535,000.00 as of December 31, 1998. Such receivables related to products sold to that customer during 1998, a portion of which were voluntarily recalled by us in January 1999, but never returned by the customer. The amounts recalled included 27 boxes of (12 count) 32oz. Revivarant, 1 Box of (9 count) 32oz. Revivarant, 3 Bottles of 4oz. Revivarant, 29 Boxes of (12 count) 200g Revivarant and some individual products from these lines. These products were voluntarily recalled because they contained GBL, which was found by the FDA to cause significant and potentially dangerous sedating effects. These products have no commercial value as they were recalled. We have had difficulty ascertaining the domicile of corporation, and are in the process of attempting to confirm that we are making a claim against the appropriate defendant. Once this is ascertained, we will proceed with this action.

Bankruptcy.

We incorporated HLHK International Systems Pte Ltd., as a wholly owned subsidiary in the State of Nevada on July 8, 1996 to conduct telecommunications business in Malaysia and Singapore. This entity filed for bankruptcy protection in Singapore, and pursuant to The Companies Act Cap 50, the affairs of HLHK Interactive were wound up by High Court Order No. 84 of 1988 on May 22, 1998. We have no operations through this subsidiary and do not plan to have operations through this subsidiary in the future.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The accounting firm of Schvaneveldt and Company previously audited our financial statements. As a result of the stock exchange agreement entered into between the Shareholders of Trimfast, Inc. and us on August 12, 1998, there was a change in control of the Company and a relocation of our principal place of business from Las Vegas, Nevada to Tampa, Florida. As a result of this move, the Board of Directors felt that we would be better served by retaining an accounting firm located in the State of Florida. As a result, we engaged the firm of Weinberg & Co. to conduct our latest audit.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In April 1997, we issued 1,286,625 shares of our common stock to then existing shareholders of TrimFast, Inc. in reliance upon the exemption from registration contained in Section 4(2) of the Act, in our acquisition of TrimFast, Inc. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

During the period from June 1998 through August 1998, we issued 63,924 shares of our common stock for cash. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

In July 1998, we issued 19,500 shares of our common stock in repayment of a loan of $40,000 due by the Company. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On August 12, 1998, pursuant to the merger agreement and recapitalization of Trimfast Inc., the Company issued 817,749 shares of common stock to the prior stockholders of HLHK World Group, Inc. Additionally, on August 12, 1998 we issued 500 shares of our common stock to an employee for a bonus, 5,000 shares of our common stock in consideration of legal services provided to the Company and 75,000 shares of our common stock in exchange for and outstanding loan to principal stockholders in the amount of $491,123.

In December 1998, we exchanged 70,358 shares of our common stock for an outstanding loan from Mr. Muzio to the Company for $126,574. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

We conducted an offering pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended, raising total cash proceeds of $934,500 and resulting in the issuance of 403,000 shares of common stock. At the time of the offering, we were not subject to the reporting requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We were not a development stage company at the time of the offering and had not raised funds in the twelve months prior to the offering in reliance on Section 3(b) of the Act. A Form D was filed in connection with the offering. These shares were purchased from February 9, 1999 through April 5, 1999. Each shareholder in this offering received subscription documents stating that the securities had not been registered under the Act, and subsequently made representations that they were purchasing for investment purposes only and not with a view toward distribution of the securities.

On July 13, 1999, we issued 155,000 restricted shares of our common stock for $4.00 each to Aryeh Trading. Under this agreement, the Company can repurchase these shares at our discretion for $8.00 each. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

In consideration other than cash, pursuant to various agreements we issued the following shares of our restricted common stock:

On January 6, 1999, we issued 75,000 shares of our common stock to employees as bonuses. Additionally, we issued 402,100 shares of our common stock in consideration of various Consulting Services rendered to the Company. On January 18, 1999, we issued 82,950 shares on our common stock in consideration of various consulting services. These shares were issued pursuant to Section

4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On February 8, 1999 we issued 30,000 shares of our common stock in consideration of consulting services. On February 9, 1999, we issued 20,000 shares of our common stock in consideration of Nutrition Consulting Services rendered to the Company. On February 19, 1999 we issued 220,000 shares of our common stock in consideration of Consulting Services rendered to the Company. On February 19, 1999, we issued 8,000 shares of our common stock and on April 21, 1999 we issued 2,500 shares of our common stock for cancellation of a bridge loan of $25,000 due by the Company. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On March 15, 1999 we issued 25,000 shares of our common stock in consideration of consulting services. On March 18, 1999, we issued 225,000 shares of our common stock to the then existing shareholders of IMMMU and IMMCEL in reliance upon the exemption from registration contained in Section 4(2) of the Act in our acquisitions of IMMMU and IMMCEL. This transaction was rescinded on October 23, 1999. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On April 5, 1999, we issued 42,500 shares of our common stock in consideration of Business & Legal Consulting Services rendered to the Company. On April 21, 1999, we issued 14,000 shares of our common stock in consideration of cancellation of a Bridge Loan due of $25,125. On April 22, 1999, we issued 20,000 shares of our common stock in consideration of Business Consulting Services rendered to the Company. On April 26, 1999, we issued 125,000 shares of our common stock in consideration of Financial Consulting Services rendered to the Company. On April 30, 1999, we issued 20,000 shares of our common stock in consideration of Website Consulting Services rendered to the Company, 7,000 for Landscaping Services rendered to the Company, and 5,000 for Employee Bonuses in 1999. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On May 19, 1999, we issued 150,000 shares of our common stock in consideration of Business Consulting Services rendered to the Company. On May 26, 1999, we issued 23,000 shares of our common stock in consideration of the acquisition of Ice Water and 3,750 shares of our common stock in consideration of Business Consulting Services rendered to the Company. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On June 1, 1999, we issued 17,000 shares of our common stock in consideration of Construction Services rendered to the Company and 47,500 shares of our common stock for Nutritional Consulting

Services rendered to the Company. On June 2, 1999, we issued 22,000 shares of our common stock in exchange for Public Relations Services rendered for the Company. On June 17, 1999, we issued 15,000 shares of our common stock in exchange for Nutritional Consulting Services rendered for the Company. On June 30, 1999, we issued 10,000 shares of our common stock in exchange for Legal Services rendered for the Company. These shares were issued pursuant to Section 4(2) of the Act. Also on June 30, 1999, we issued 30,500 restricted shares of our common stock at $4.00 per share in an offering made in reliance upon the exemption from registration contained in Section 4(2) of the Act (May Davis Placements). We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On July 7, 1999, we issued 10,000 shares of our common stock in exchange for Legal Services rendered for the Company. On July 19, 1999, we issued 30,000 shares of our common stock for consulting services rendered to the Company. In July 1999 we received 50,000 shares of our common stock from a principal stockholder in exchange for $400,000 owed to the company. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On August 3, 1999, we issued 10,000 shares of our common stock in exchange for Business Consulting Services and 10,000 shares of our common stock in consideration for Legal Services rendered to the Company. These shares were issued pursuant to Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

The aforementioned issuances and sales were made in reliance upon the exemption from registration contained in Section 4(2) of the Act. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The shares which have been issued pursuant to Section 4(2), bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective Registration Statement under the Act, or an exemption from such registration requirements. The Registrant will place stop transfer instructions with its transfer agent with respect to all such securities.

In May of 1999, we issued warrants for the purchase of 40,000 shares of our common stock in exchange for placement services. Of these, 20,000 were issued to Cranshire Capital and are exercisable on any date until May 12, 2000 at a price of $4.00 per share. The remaining 20,000 were issued to Namex and are exercisable on any date until May 13, 2000 at a price of $7.00 per share. These warrants were issued without registration in reliance on the exemption from registration provided in Section 4(2) of the Securities Act.

In June 1999, we issued a total of $1,000,000 in convertible debentures to Calp II LP, a Bermuda corporation with a mailing address in Toronto, Ontario, out of a total offering of $3 million. The Company issued these debentures in reliance upon the exemption from registration contained in

Section 4(2) of the Act and Rule 506 of Regulation D promulgated under the Act. The issuance of the convertible debenture was an isolated issuance of securities to a non-U.S. entity, which is also an accredited investor. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

In July 1999, we issued 15,000 Class A convertible preferred shares to Cranshire Capital, The Dotcom Fund, Keyway Investments and Robert Investments, Inc. in consideration of $1,500,000 paid to the Company. The Company relied upon the exemption from registration provided in Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

In July 1999, we issued warrants, which entitle the holder thereof to purchase a total of 223,881 shares of our common stock at a variable price, to Cranshire Capital, The Dotcom Fund, Keyway Investments and Robert Investments, Inc. Such warrants are exercisable at any time until July 16, 2002. The Company relied upon the exemption from registration provided in Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

In July of 1999, we issued warrants to purchase 68,000 shares of our common stock in exchange for consulting services. Of these, 18,000 were issued to Francois Goelo and are exercisable on any date until July 26, 2000 at a price of $4.00 per share. The remaining 50,000 were issued to Sal Russo and are exercisable on any date until July 29, 2000 at a price of $4.00 per share. These warrants were issued without registration in reliance on the exemption from registration provided in Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the NRS provides that Nevada corporations may limit, through indemnification, the personal liability of their directors or officers in actions, claims or proceedings brought against such person by reason of that person's current or former status as an officer or director of the corporation. Indemnification of directors or officers is available if the person acted in good faith and in a manner the person reasonably believed was, at least, not opposed to the best interests of the corporation. In the event of a criminal action or proceeding, indemnification is not available if the person had reasonable cause to believe their action was unlawful.

Further, in an action brought by the corporation or in the right of the corporation, if the person, after exhaustion of all appeals, is found to be liable to the corporation, or if the person makes payment to the corporation in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders; (2) a majority of a quorum of the board of directors consisting of members of the board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

To the extent that a director or officer of a corporation is successful in defending against an action, suit or proceeding brought against that person as a result of their current or former status as an officer or director, the corporation must indemnify the person against all expenses actually and reasonably incurred by the person in connection with their defense. Nevada law also allows Nevada corporations to advance expenses of officers and directors incurred in defending a civil or criminal action as they are incurred, upon receipt of an undertaking by or on behalf of the director or officer to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Section 78.751 of the NRS provides that any indemnification provided for by NRS
78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors or officers who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NRS allows corporations to provide insurance, or other financial arrangements such as a program of self-insurance, for their directors or officers. Such insurance may provide coverage for any liability asserted against the person and liability and expenses incurred by the person in their capacity as a director or officer or arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such liability and expenses. However, no financial arrangement made under
Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
  Exhibit #                      Description                     Page Number
--------------------------------------------------------------------------------
     2.1       Kendrex and HLHK Merger (Incorporated by              N/A
               reference as filed in Form 10-SB/A filed on
               12/23/99 as Exhibit 2.1)
--------------------------------------------------------------------------------
     2.2       Trimfast, Inc. Acquisition  (Incorporated by          N/A
               reference as filed in Form 10-SB/A filed on
               12/23/99 as Exhibit 2.2)
--------------------------------------------------------------------------------
     2.3       Rescission of IMMMU and IMMCEL Acquisitions           N/A
               (Incorporated by reference as filed in Form
               10-SB/A filed on 12/23/99 as Exhibit 2.3)
--------------------------------------------------------------------------------
     3.1       Articles of Incorporation (Incorporated by            N/A
               reference as filed in Form 10-SB filed on
               7/12/99 as Exhibit 3.1)
--------------------------------------------------------------------------------
     3.2       Bylaws (Incorporated by reference as filed in         N/A
               Form 10-SB filed on 7/12/99 as Exhibit 3.2)
--------------------------------------------------------------------------------
     4.1       Specimen Share Certificate (Incorporated by           N/A
               reference as filed in Form 10-SB/A filed on
               12/23/99 as Exhibit 4.1)
--------------------------------------------------------------------------------
     4.2       Debenture Agreement (Incorporated by reference        N/A
               as filed in Form 10-SB filed on 7/12/99 as
               Exhibit 4)
--------------------------------------------------------------------------------
     4.3       Warrant Agreement (Incorporated by reference          N/A
               as filed in Form 10-SB/A filed on 12/23/99 as
               Exhibit 4.3)
--------------------------------------------------------------------------------
     4.4       Preferred Share Agreement (Incorporated by            N/A
               reference as filed in Form 10-SB/A filed on
               12/23/99 as Exhibit 4.4)
--------------------------------------------------------------------------------
     4.5       Series A Certificate of Designations,                 E-1
               Preferences and Rights
--------------------------------------------------------------------------------
     10.1      Lease Option Agreement (Incorporated by               N/A
               reference as filed in Form 10-SB filed on
               7/12/99 as Exhibit 10)
--------------------------------------------------------------------------------
     10.2      WCW Agreement                                         E-20
--------------------------------------------------------------------------------
     10.3      Venture Direct Worldwide Agreement                    N/A
               (Incorporated by reference as filed in Form
               10-SB/A filed on 12/23/99 as Exhibit 10.3)
--------------------------------------------------------------------------------
     10.4      Distribution Agreement (Incorporated by               N/A
               reference as filed in Form 10-SB/A filed on
               12/23/99 as Exhibit 10.4)
--------------------------------------------------------------------------------
      21       Subsidiaries of Registrant (Incorporated by           N/A
               reference as filed in Form 10-SB/A filed on
               12/23/99 as Exhibit 21)
--------------------------------------------------------------------------------
      27       Financial Data Schedule
--------------------------------------------------------------------------------

                                    PART F/S
                              FINANCIAL STATEMENTS

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                             (CONSOLIDATED) AND 1997

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                                    CONTENTS

PAGE       1 -  INDEPENDENT AUDITORS' REPORT.

PAGE       2 -  CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1998

PAGE       3 -  STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998
                (CONSOLIDATED) AND FOR THE PERIOD FROM APRIL 27, 1997
                (INCEPTION) TO DECEMBER 31, 1997.

PAGE       4 -  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED
                DECEMBER 31, 1998 (CONSOLIDATED) AND FOR THE PERIOD FROM APRIL
                27, 1997 (INCEPTION) TO DECEMBER 31, 1997.

PAGES  5 - 6    STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1998
                (CONSOLIDATED) AND FOR THE PERIOD FROM APRIL 27, 1997
                (INCEPTION) TO DECEMBER 31, 1997.

PAGES 7 - 23 -  NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
  Trimfast Group, Inc.

We have audited the accompanying balance sheet of TrimFast Group, Inc. and Subsidiaries as of December 31, 1998 (consolidated) and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998 (consolidated) and for the period from April 27, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrimFast Group, Inc. and Subsidiaries as of December 31, 1998 (consolidated) and the results of their operations and their cash flows for the year ended December 31, 1998 (consolidated) and for the period from April 27, 1997 (inception) to December 31, 1997 in conformity with generally accepted accounting principles.

                                                     WEINBERG & COMPANY, P.A.

Boca Raton, Florida

June 10, 1999 (Except for Notes 13(G), 13(H), 13(D), 7(C), 13(B) and 13(A) as to
 which the dates are June 14, 1999, July 16, 1999, July 30, 1999, November 29, 1999, October 22, 1999 and October 23, 1999, respectively.)

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS

CURRENT ASSETS
 Cash                                                                 $ 105,641
 Short-term investments                                                  15,297
 Accounts receivable                                                    357,889
 Due from employees                                                       5,800
 Inventory                                                              188,737
                                                                      ---------
   Total Current Assets                                                 673,364
                                                                      ---------

PROPERTY AND EQUIPMENT - NET                                             33,403

OTHER ASSETS
 Due from affiliate                                                       5,945
 Rent deposit                                                            10,619
 Cash surrender value of life insurance                                   8,107
                                                                      ---------
   Total Other Assets                                                    24,671
                                                                      ---------

TOTAL ASSETS                                                          $ 731,438
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable and accrued expenses                                $ 625,767
 Notes and loans payable                                                 72,100
 Income taxes payable                                                    20,600
                                                                      ---------
   Total Current Liabilities                                            718,467
                                                                      ---------
TOTAL LIABILITIES                                                       718,467
                                                                      ---------

STOCKHOLDERS' EQUITY
 Preferred Stock, Class A, $0.01 par value;
  20,000,000 shares authorized;
  none issued and outstanding                                                --
 Preferred Stock, Class B, $0.01 par value;
  20,000,000 shares authorized;
  none issued and outstanding                                                --
 Common stock, $0.001 par value; 100,000,000
  shares authorized; 2,260,775 shares issued
  and outstanding                                                         2,260
 Common stock to be issued (77,881 shares)                                   78
 Additional paid-in capital                                             163,987
 Accumulated deficit                                                   (129,820)
 Less cost of treasury stock (5,500 shares)                             (23,534)
                                                                      ---------
   Total Stockholders' Equity                                            12,971
                                                                      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $ 731,438
                                                                      =========

                See accompanying notes to financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                      (INCEPTION) THROUGH DECEMBER 31, 1997

                                                    (CONSOLIDATED)
                                                         1998           1997
                                                     -----------    -----------
NET SALES                                            $ 1,925,332    $    22,338

COST OF SALES                                            567,472          9,625
                                                     -----------    -----------

GROSS PROFIT                                           1,357,860         12,713
                                                     -----------    -----------

OPERATING EXPENSES
 Executive compensation                                  201,077         31,633
 Salaries                                                 20,696             --
 Commissions                                              41,700             --
 Depreciation expense                                     10,498            230
 Professional fees                                        49,511          9,245
 Bad debt expense                                        503,839         11,226
 Selling, general and administrative expenses            423,289         92,565
 Travel and entertainment                                 64,187         19,660
                                                     -----------    -----------
    Total Operating Expenses                           1,314,797        164,559
                                                     -----------    -----------

INCOME (LOSS) FROM OPERATIONS                             43,063       (151,846)
                                                     -----------    -----------

OTHER INCOME (EXPENSE)
 Realized gain on sale of trading securities - net         1,905             --
 Unrealized gain on trading securities - net                 922             --
 Interest expense                                         (3,264)            --
                                                     -----------    -----------
    Total Other Income (Expense)                            (437)            --
                                                     -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                         42,626       (151,846)

FEDERAL AND STATE INCOME TAXES                            20,600             --
                                                     -----------    -----------

NET INCOME (LOSS)                                    $    22,026    $  (151,846)
                                                     ===========    ===========

NET INCOME (LOSS) PER COMMON SHARE:
    BASIC AND DILUTED                                $      0.01    $     (0.12)
                                                     ===========    ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
    BASIC AND DILUTED                                  1,710,860      1,286,625
                                                     ===========    ===========

                 See accompanying notes to financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEAR ENDED DECEMBER 31, 1998 (Consolidated)
               AND FOR THE PERIOD FROM APRIL 27, 1997 (INCEPTION)
                              TO DECEMBER 31, 1997

                                              COMMON STOCK AND
                                               COMMON STOCK TO        ADDITIONAL
                                                 BE ISSUED              PAID-IN      ACCUMULATED     TREASURY
                                            SHARES         AMOUNT       CAPITAL        DEFICIT        STOCK           TOTAL
                                          -----------   -----------   -----------    -----------    -----------    -----------
Issuance of common stock                    1,286,625   $     1,287   $      (287)   $        --    $        --    $     1,000

Net loss 1997                                      --            --            --       (151,846)            --       (151,846)
                                          -----------   -----------   -----------    -----------    -----------    -----------

Balance, December 31, 1997                  1,286,625         1,287          (287)      (151,846)            --       (150,846)

Issuance of common stock for cash              63,924            64       187,736             --             --        187,800

Issuance of common stock to related
 party in exchange for $40,000 debt            19,500            19        39,981             --             --         40,000

Recapitalization:

 HLHK equity at August 12, 1998               817,749           818       441,083     (1,122,218)            --       (680,317)

 Reclassification pursuant to
  recapitalization                                 --            --    (1,122,218)     1,122,218             --             --

Common stock issued to employees                  500            --            --             --             --             --

Common stock issued to attorney
 for services                                   5,000             5            (5)            --             --             --

Common stock issued in exchange
 for debt of HLHK principal stockholder        75,000            75       491,123             --             --        491,198

Issuance of common stock in exchange
 for stockholder loans                         70,358            70       126,574             --             --        126,644

Purchase of treasury stock at cost                 --            --            --             --        (23,534)       (23,534)

Net income 1998                                    --            --            --         22,026             --         22,026
                                          -----------   -----------   -----------    -----------    -----------    -----------

BALANCE, DECEMBER 31, 1998                  2,338,656   $     2,338   $   163,987    $  (129,820)   $   (23,534)   $    12,971
                                          ===========   ===========   ===========    ===========    ===========    ===========

                 See accompanying notes to financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                         (INCEPTION)TO DECEMBER 31, 1997

                                                    (CONSOLIDATED)
                                                          1998           1997
                                                       ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                     $  22,026      $(151,846)
 Adjustments to reconcile net income
  to net cash provided by (used in) operating
  activities:
  Depreciation                                            10,498            230
  Bad debt expense                                       503,839         11,226
  Unrealized gain on short-term investments                 (922)            --
Changes in operating assets and liabilities
(Increase) decrease in:
  Accounts receivable                                   (856,839)       (16,115)
  Inventory                                             (165,038)       (23,699)
 Increase (decrease) in:
  Accounts payable and accrued expenses                  496,181         14,873
  Income taxes payable                                    20,600             --
                                                       ---------      ---------
   Total adjustments                                     (12,281)       (13,485)
                                                       ---------      ---------
   Net cash provided by (used in) operating
    activities                                            30,345       (165,331)
                                                       ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Short-term investments                                  (14,375)            --
 Advances to employees                                    (5,800)            --
 Purchases of property and equipment                     (37,821)        (5,711)
 Advances to affiliate                                    (5,945)            --
 Rent deposit                                             (8,119)        (2,500)
 Cash surrender value of life insurance                   (8,107)            --
                                                       ---------      ---------
  Net cash used in investing activities                  (80,167)        (8,211)
                                                       ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholder/officer                              (18,436)       150,200
 Due to related party                                         --         40,000
 Proceeds from borrowings                                  1,975             --
 Proceeds from issuance of common stock                  177,800          1,000
 Purchase of treasury stock                              (23,534)            --
                                                       ---------      ---------
  Net cash provided by financing activities              137,805        191,200
                                                       ---------      ---------

INCREASE IN CASH AND CASH EQUIVALENTS                     87,983         17,658

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR             17,658             --
                                                       ---------      ---------

CASH AND CASH EQUIVALENTS - END OF YEAR                $ 105,641      $  17,658
                                                       =========      =========

                 See accompanying notes to financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                        (INCEPTION)TO DECEMBEER 31, 1997

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES:

      On August 12, 1998 HLHK World Group, Inc. acquired one hundred percent of the issued and outstanding common stock of Trimfast, Inc. in a transaction accounted for as a recapitalization of Trimfast, Inc. HLHK subsequently changed its name to Trimfast Group, Inc. (See Note 12)

      On August 12, 1998, concurrent with the HLHK stock exchange discussed above, the prior principal stockholder of HLHK received 75,000 shares of common stock in exchange for $491,198 of amounts owed to him by HLHK.

      Effective December 1998, the principal stockholder of the Company exchanged $126,644 of loans due to him and his wholly-owned affiliates for 70,357 shares of common stock of the Company valued at a market price of $1.80 per share based upon the trading price of the common stock at the exchange date.

      During July 1998 the Company issued 19,500 shares of common stock to an individual related party in exchange for a loan payable of $40,000 resulting in a price paid per share of $2.05 at the exchange date.

                 See accompanying notes to financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

      (A) Description of Business

      Trimfast Group, Inc. (the Company) formerly known as HLHK World Group, Inc.(HLHK) is a Nevada corporation that through its subsidiaries, develops, markets and sells dietary supplements. The Company's subsidiaries Trimfast, Inc. and Body Life Sciences, Inc. were incorporated in the State of Florida on April 28, 1997 and September 4, 1998, respectively. Trimfast, Inc. is considered a predecessor pursuant to the acquisition discussed below.

      On August 12, 1998 HLHK World Group, Inc. acquired one hundred percent of the issued and outstanding common stock of Trimfast, Inc. in a transaction accounted for as a recapitalization of Trimfast, Inc. HLHK subsequently changed its name to Trimfast Group, Inc. (See Note 12).

      (B) Basis of Presentation and Principles of Consolidation

      The 1998 consolidated financial statements include the accounts of Trimfast Group, Inc. and its subsidiaries Trimfast, Inc. and Body Life Sciences, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The 1997 financial statements include the accounts of Trimfast, Inc., the predecessor company.

      (C) Use of Estimates

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

      (D) Cash and Cash Equivalents

      For purposes of the cash flow statement, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

      (E) Short-Term Investments

      The Company's policy is to invest in various equity or debt instruments. The Company accounts for such investments in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." ("SFAS 115")

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the specific identification method.

      (F) Inventories

      Inventories consist principally of consumable finished goods and raw materials and are stated at lower of cost or market determined on the first-in, first-out method. The Company performs an inventory review on an annual basis and disposes of any inventory that is past its expiration date. The related inventory value is written down accordingly.

      (G) Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation. Expenditures from maintenance and repairs are charged to expense as incurred. Depreciation is provided using the double-declining balance method over the estimated useful life of the assets from five to seven years.

      (H) Revenue Recognition

      The Company recognizes income from sale of products at the time of delivery.

      (I) Income taxes

      The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (J) Earnings Per Share Data

      Basic net income (loss) per common share is computed based on the

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      weighted average common shares outstanding and diluted net income per common share is computed based upon the weighted average common shares and common stock equivalents outstanding during the year as defined by Statement of Financial Accounting Standards, No. 128, "Earnings Per Share". All share amounts have been retroactively restated to reflect the recapitalization and the 1-for-10 reverse stock split. The 817,749 shares originally to HLHK stockholders are considered outstanding from the acquisition date. There were no dilutive common stock equivalents outstanding at December 31, 1998 and 1997.

      (K) Advertising Costs

      In accordance with the Accounting Standards Executive Committee Statement of Position 93-7, ("SOP 93-7") costs incurred for producing and communicating advertising are expensed when incurred.

      (L) New Accounting Pronouncements

      The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 133 as amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its future adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2 - SHORT-TERM INVESTMENTS

      The Company's short-term investments, purchased principally for the purpose of selling them in the near future, as defined under SFAS 115, are comprised of equity securities, all classified as trading securities, which are carried at their fair value are based upon the quoted market prices of those investments at December 31, 1998. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings.

      The composition of short-term investments at December 31, 1998 is as follows:

                                                           Fair
                                         Cost              Value
                                         ----              -----
         Common stock                  $14,375            $15,297
                                       -------            -------

         Short-term investments        $14,375            $15,297
                                       =======            =======

      Investment income for the year ended December 31, 1998 consisted of the following:

         Net realized gains on the

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

         sale of trading securities                       $ 1,905
         Net unrealized holding gains                         922
                                                          -------
                                                          $ 2,827
                                                          =======

NOTE 3 - ACCOUNTS RECEIVABLE AND BAD DEBT EXPENSE

      During 1998 the Company wrote off 100% accounts receivable totaling $202,112 from a customer who filed for bankruptcy and 50% of the receivable or $267,240 from another customer relating to a voluntary recall of a Company product. These two customers accounted for approximately 60% and 12% of revenues in 1998 (See Note 7(D)). The remaining accounts receivable consists of another $267,240 due from the one customer discussed above, and $90,649 due from various other customers, none of which are considered individually significant.

NOTE 4 - PROPERTY AND EQUIPMENT

      Property and equipment at December 31, 1998 consisted of the following:

         Automobiles                       $ 33,475
         Furniture and fixtures               7,900
         Equipment                            2,756
                                           --------
                                           $ 44,131
          Less accumulated depreciation     (10,728)
                                           --------
                                           $ 33,403
                                           ========

      Depreciation expense for the years ended December 31, 1998 and 1997 was $10,498 and $230, respectively.

NOTE 5 - INCOME TAXES

      Income tax expense (benefit) for the year ended December 31, 1998 is summarized as follows:

      Current:
        Federal                                                $ 17,100
        State                                                     3,500
      Deferred:
        Federal                                                   1,391
        State                                                       149
        Change in valuation allowance                            (1,540)
                                                               --------

      Income tax expense (benefit)                             $ 20,600
                                                               ========

      The Company's tax expense differs from the "expected" tax expense for the year ended December 31, 1998 (computed by applying the Federal Corporate tax rate of 34 percent to income (loss) before taxes), as follows:

      Computed "expected" tax expense                          $ 14,493

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      State income tax - net of federal tax
       benefit                                                    2,312
      Non-deductible expenses                                     3,714
      Effect of non-consolidated losses and
       other                                                      4,043
      Benefit of surtax exemption                                (3,962)
                                                               --------

                                                               $ 20,600
                                                               ========

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 are as follows:

      Deferred tax liabilities:
        Unrealized gains                                       $    (346)
                                                               ---------
      Total deferred tax liabilities                                (346)
                                                               ---------

      Deferred tax assets:
        Depreciation                                               1,886
      Total gross deferred tax assets                              1,886
                                                               ---------

      Less valuation allowance                                    (1,540)
                                                               ---------

      Net deferred tax asset (liability)                       $      --
                                                               =========

      There was no valuation allowance at January 1, 1998. The net change in the valuation allowance during the year ended December 31, 1998 was an increase of approximately $1,540.

      Prior to August 12, 1998 acquisition of Trimfast,Inc. by HLHK, Trimfast, Inc. was an "S" corporation for income tax purposes. During the pre-acquisition period no income taxes were payable by the corporation as the shareholders were responsible for reporting the results of the operations on their individual income tax returns. For this reason, no pre-acquisition losses are available to be carried forward at the corporate level. Effective with the acquisition date, the Company's status as an "S" corporation was terminated.

      HLHK NOL's became limited to zero under the provisions of IRS code section 382 because there was an ownership change and all of the assets and former lines of business were disposed of. Only the corporate shell was purchased for the price of assuming certain liabilities.

NOTE  6 - NOTES AND LOANS PAYABLE

      At December 31, 1998, the Company has three notes payable with individual lenders in the amounts of $20,000, $25,125 and $25,000. The following schedule reflects notes and loans payable to non-related parties at December 31, 1998:

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      Notes payable to individual
      lenders in the amounts of $20,000,
      $25,000 and $25,125, currently due,
      interest at 12% per annum                            $ 70,125

      Other loans payable, currently due                      1,975
                                                           --------
                                                           $ 72,100
                                                           ========

      Accrued interest of $15,923 on the notes and loans payable has been included in accrued expenses at December 31, 1998. All principal and accrued interest for $50,125 of the notes were exchanged for an aggregate 40,000 shares of common stock in 1999 resulting in a price per share of $1.25.

NOTE  7 - COMMITMENTS AND CONTINGENCIES

      (A) Year 2000 Issues

      The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

      The Company uses a standard off the shelf accounting software package for all of its accounting requirements. Management has contacted the software vendor and confirmed that the accounting software is Year 2000 compliant. Management has contacted its primary vendors has not identified any Year 2000 compliance issues with those vendors. Costs of investigating Year 2000 compliance issues have not been material to date. As a result, management believes that the effect of investigating and resolving Year 2000 compliance issues will not have a material effect on the Company's future financial position or results of operations.

      (B) Lease Agreements

      The Company leases a corporate office facility in Tampa, office equipment, and two automobiles under operating leases. The leases have remaining terms varying from the years 1999 through 2002.

      Future minimum lease payments for the operating leases are as follows at December 31, 1998:

                  Years
                  Ending                   Amount

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

                  1999                   $  39,393
                  2000                      40,407
                  2001                      26,708
                  2002                       8,302
                                         ---------
                                         $ 114,810
                                         =========

      Rent expense for 1998 and 1997 aggregated $31,885 and $9,263, respectively.

      (C) Consulting Agreements and Stock Issued To Vendors

      On October 9, 1998 the Company entered into a consulting agreement with an individual whereby the Company will be provided with advice with regard to corporate strategy and business development and such other matters as agreed upon between the parties from time to time.

      As consideration for the consulting services provided, the Company shall issue 20,000 shares of common stock to the consultant (See Note 8(B)). Subsequent to October 9, 1998, the consultant did not substantially perform the consulting services anticipated in the agreement and therefore no shares where issued to the consultant. However, on February 9, 1999, the consultant was issued 20,000 shares of common stock pursuant to an earlier June 1998 common stock subscription agreement which stipulated the subscriber may purchase up to 20,000 shares at $0.10 per share. The Company received the $2,000 payment in June 1998.

      On December 14, 1998 the Company entered into a two year consulting agreement with an individual whereby the Company will be provided with advice with regard to corporate strategy and business development including targeting of acquisitions. As consideration for the services provided the Company shall issue 50,000 free trading common shares pursuant to Regulation D, Rule 504 and 250,000 common shares restricted under Rule 144 (See Note 8(B)). In addition, the Company shall provide the consultant with a $1,000 per month expense account. The Company advanced the consultant 300,000 shares in January and February 1999 but a minimal amount of services delineated by the consulting agreement were performed in 1999 and no services were performed in 1998. Therefore on June 30, 1999 the consulting agreement was rescinded and the Company offered the consultant the 300,000 restricted shares at a price of $0.25 per share resulting in a subscription receivable of $75,000. The Company expects to receive the payment in the form of an invoice for prior services rendered under the rescinded consulting agreement. As of the date of this report an invoice or payment has not been received. The amount is recorded as subscriptions receivable until an invoice or payment is received. If an invoice is received, the Company will recognize consulting expense for all shares issued based upon the fair market value of the stock on the grant date.

      On December 18, 1998 the Company entered into a two year consulting

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      agreement with a consulting organization whereby the Company will be provided with advice with regard to corporate strategy and business development including targeting of acquisitions. As consideration for the services provided the Company shall issue 100,000 free trading common shares pursuant to Regulation D, Rule 504 and 350,000 common shares restricted under Rule 144 (See Note 8B). In addition, the Company should make monthly payments of $2,500 to the consulting organization. The Company advanced the consultant 275,000 shares in January 1999 but a minimal amount of services delineated by the consulting agreement were performed in 1999 and no services were performed in 1998. Therefore on June 30, 1999 the consulting agreement was rescinded and the Company offered the consultant the 300,000 restricted shares at a price of $0.25 per share resulting in a subscription receivable of $68,750. The Company expects to receive the payment in the form of on invoice for prior services rendered under the rescinded consulting agreement. As of the date of this report an invoice or payment has not been received. The amount is recorded as subscriptions receivable until an invoice or payment is received. If an invoice is received the Company will recognize a consulting expense based upon the fair market value of the stock on the grant date.

      Subsequent to year end, the Company entered into various additional consulting agreements whereby common stock will be issued as consideration. Services under the consulting agreements entered into in both 1998 and 1999 are being performed generally for two year periods and accordingly, consulting expense is being recognized in 1999 and in any subsequent service period based upon the fair market value of the common stock issued in accordance with SFAS 123 since that value is more reliably measurable (See Note 13 (F)). The Company also periodically issues common stock as payment to vendors and records such issues at the fair market value of the common stock. For the period from January 1, to November 29, 1999 (unaudited) the Company issued approximately 601,300 restricted shares of common stock for consulting services and as payment to vendors valued for financial accounting purposes at a fair market value of approximately $3,355,000 based upon a 20% discount from the quoted trading price of the stock on the grant dates.

      (D) Litigation

      In 1999 the Company initiated a legal proceeding against a former major customer to collect amounts receivable from that customer aggregating approximately $535,000 at December 31, 1998. Such receivable related to products sold to that customer during 1998 that were voluntarily recalled by the Company, but never returned by the customer. It is management"s assertion with regard to this matter that since the product was never returned to the Company, and is believed to have been resold by the customer, a successful outcome in favor of the Company is possible. The Company has written off $267,240 or fifty percent of the total receivable (See

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      Note 3).

      In early 1999, pursuant to a voluntary arrangement with the Food and Drug Administration, the Company's product, Revivarant, was recalled and removed from sale. Since the time of the recall, the Company has been subject to six known lawsuits and claims relating to consumer use of the product. As of the date of this report, only one lawsuit has specified a dollar amount, that being, $400,000 of compensatory damages and $350,000 of punitive damages. The Company is covered for product liability of $1,000,000 per occurrence and up to $2,000,000 in the aggregate under the policy of its third party manufacturer. All lawsuits are being referred by management to the insurance carrier. With regard to any punitive damage claims, the Company intends to vigorously oppose any factual basis for imposition of punitive damages based upon research and efforts made prior to the distribution of the Revivarant product to determine its safety. Since the lawsuits and claims have been made fairly recently, the Company's management and outside legal counsel are unable to evaluate and determine the likely outcome of each cause of action. Accordingly, pursuant to the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 5, no liabilities have been accrued as of December 31, 1998 relating to the above matters. However, management believes that the Company will be fully covered by the liability insurance, and therefore the outcome of such cases will not materially effect the Company's consolidated financial position of future results of operations.

      The Company is subject to various lawsuits, investigations and claims which, in the opinion of management, arise in the normal course of conducting Company business. Several cases have been settled during 1999 and appropriate amounts have been accrued at December 31, 1998. In the opinion of the Company's management after consultation with outside legal counsel, the ultimate disposition of such remaining proceedings will not have a materially adverse effect on the Company's consolidated financial position or future results of operations.

NOTE 8 - STOCKHOLDERS' EQUITY

      (A) Authorized Shares

      The Company has authorized 100,000,000 shares of common stock, $0.001 par value; 20,000,000 shares of Class A Preferred Stock, $0.01 par value; and 20,000,000 shares of Class B Preferred Stock, $0.01 par value. The preferred stock shall have such rights and preferences as determined by the Board of Directors.

      (B) Reverse Stock Split and Retroactive Restatement of Per Share Data

      On December 8, 1998, effective for stockholders of record on

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      December 20, 1998, the Company's Board of Directors approved a one-for-ten reverse split of its shares of issued and outstanding common stock. All share quantities and per share data in these financial statements for the years ended December 31, 1998 and 1997 have been retroactively restated to reflect the reverse stock split as well as the recapitalization discussed in Note 12.

      (C) Repurchase of Outstanding Common Stock By Principal Stockholder

      On December 8, 1998 the Company's Chairman, CEO and principal stockholder, purchased all 508,313 shares of the Company's outstanding common stock held beneficially by the prior principal stockholder of HLHK (See Note 12) for $150,000. In accordance with SFAS 123, the transaction is considered a secondary market transaction entered into to resolve a disagreement with management and accordingly, had no effect on the Company's financial position or results of operations.

      (D) Acquisition and Stock Exchange

      In August 1998, prior to the acquisition of Trimfast, Inc. by HLHK World Group, Inc., Trimfast, Inc. acquired all of the issued and outstanding common stock of Trimfast Holdings, Inc., affiliated through common control, by issuing eleven shares of Trimfast, Inc. for every ten shares of Trimfast Holdings, Inc. Trimfast Holdings, Inc. was an inactive company whose only asset at that time was $177,800 in cash and whose only expense was a $10,000 consulting expense for which common stock was issued. The acquisition was recorded as a combination of entities under common control similar to the pooling method of accounting and accordingly the financial statements for the period presented have been restated to include the accounts of Trimfast Holdings, Inc.

      (E) Conversion of Debt to Equity

      During July 1998, the Company issued 19,500 shares of common stock to an individual related party in exchange for a loan payable of $40,000, resulting in a price paid per share of $2.05 at the exchange date.

      (F) Conversion of Principal Stockholder's Debt to Equity

      In December 1998, $126,644 of amounts due to the principal stockholder were converted to common stock at the fair value of the stock on December 1, 1998, which was $1.80 per share (See Note 10).

      (G) Common Stock to be Issued

      The Company underissued 7,524 fully paid shares of common stock of the Company to certain stockholders of Trimfast, Inc. as a result of the August 12, 1998 reorganization and has not yet issued 70,357 shares of common stock to its principal stockholder in exchange for

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      $126,644 of amounts due to that stockholder. The total shares to be issued of 77,881 are shown as common stock to be issued at December 31, 1998.

NOTE 9 - CONCENTRATIONS

      (A) Supplier Concentration

      The Company procures raw materials from various suppliers but contracts the production of finished products to one primary third party manufacturing company. Since December 31, 1998 the Company has contracted with other production facilities for several of its products and believes that many alternative third party production facilities are available should the need arise.

      (B) Customer Concentration

      During 1998, approximately 60% of consolidated revenues was derived from one customer and 13% was derived from two other customers (See Note 3).

NOTE 10 - RELATED PARTIES

      The Company periodically advances funds to the principal stockholder and affiliates of the principal stockholder, pays certain expenses of the principal stockholder, and borrows from the principal stockholder. The advances to affiliates are shown as due from affiliate at December 31, 1998 and the net effect of transactions with the principal stockholder are shown as due to stockholder/officer at December 31, 1997. All net amounts due to the principal stockholder were converted to common stock in December 1998. (See supplemental disclosure of non-cash investing and financing activities in cash flow statement.)

      The Company received an advance of $40,000 from an individual during 1997 which was recorded as due to related party at December 31, 1997 (see Note 8(E)). During 1998 the Company issued 19,500 shares of common stock to that same individual in exchange for the $40,000 payable.

NOTE 11 - OPERATING AGREEMENTS

      The Company enters into wholesaler and broker agreements whereby the wholesalers and brokers are appointed the Company's sole and exclusive wholesaler and broker within a specified geographic territory for certain stipulated products. In general, under the agreements, the wholesalers and brokers have the right to purchase, sell, promote, advertise and deliver the stipulated products. Broker agreements allow for broker commissions while wholesaler agreements allow for the purchase of product by distributors at a discount. The agreements generally may be terminated by either party with 60 days notice to the other party.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

NOTE 12 - ACQUISITION AND RECAPITALIZATION

      Under a Stock Exchange Agreement (the "Agreement") consummated on August 12, 1998, HLHK World Group, Inc., a non-reporting public shell, acquired one hundred percent of the issued and outstanding common stock of Trimfast, Inc. in exchange for 1,370,049 shares of the $0.001 par value common stock of HLHK. Under the terms of the Agreement, the Trimfast, Inc., shares were exchanged at a ratio of 3 shares of HLHK common stock for each share of Trimfast, Inc. common stock. As a result of the exchange, the Company became a wholly-owned subsidiary of HLHK and the stockholders of Trimfast, Inc. became stockholders of approximately 60.42% of HLHK which represented 1,370,049 shares of the total 2,268,298 issued and outstanding just subsequent to the exchange (Approximately 82% after repurchase agreement discussed in Note 8(C)). Generally Accepted Accounting Principles require that the Company whose shareholders retain a majority interest in a combined business be treated as the acquiror for accounting purposes. As a result, the exchange was treated as an acquisition of HLHK by Trimfast, Inc. and a recapitalization of Trimfast, Inc. The Company's consolidated financial statements immediately following the acquisition were as follows: (1) The Balance Sheet consists of Trimfast, Inc.'s net assets at historical cost and HLHK's net assets at historical cost and (2) the Statement of Operations includes Trimfast, Inc.'s operations for the period presented and HLHK's operations from the date of acquisition. On September 4, 1998 the Company filed an amendment to its articles of incorporation to (i) change its name from HLHK to Trimfast Group, Inc. and (ii) authorize 20,000,000 shares each of Class A and Class B Preferred Stock, $0.01 par value.

NOTE  13 - SUBSEQUENT EVENTS

      (A) Acquisitions

      On March 18, 1999 the Company acquired IMMMU, Inc. ("IMMMU") and IMMCEL Pharmaceuticals, Inc. ("IMMCEL"), two companies unrelated to the Company but related to each other through common stockholders, in a transaction accounted for as a purchase. Under terms of the agreement, 235,000 shares of the Company's common stock, $50,000 in cash and an option agreement for shares of the Company's common stock exercisable based on stipulated Company performance criteria were exchanged for all of the issued and outstanding capital stock of IMMMU and IMMCEL. The 235,000 common shares issued were valued at the trading price on the consummation date resulting together with the other consideration in a purchase price of $975,312. IMMMU and IMMCEL are manufacturers of nutritional supplements primarily marketed to pharmacies, supermarkets and discount stores. In connection with the acquisitions, the Company entered into a five year employment agreement, renewable in one year increments, with a former stockholder of IMMMU and IMMCEL whereby the former

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      stockholder will be employed as the Chief Executive Officer of IMMMU and IMMCEL and serve on the Board of Directors of the Company. The former stockholder will receive an annual salary of $75,000 and a bonus based on stipulated performance criteria. The employment agreement may be terminated by the Company if IMMMU and IMMCEL have two consecutive non-profitable fiscal quarters as defined in the agreement. On October 23, 1999, effective October 31, 1999, the Company and former stockholders of IMMMU and IMMCEL executed a rescission agreement for the above acquisitions to make the parties whole.

      On May 24, 1999 the Company acquired certain assets of Ice Cold Water Co., Inc. ("ICW") including certain receivables, inventory, property and equipment, a customer list and the name "Ice Cold Water" and all other intellectual property rights associated with the name. Under terms of the agreement, the Company acquired the assets for $20,000 in cash and a $100,000 promissory note at 8.5% per annum which is due in four monthly installments of $25,000 plus accrued interest, commencing June 10, 1999.

      (B) Agreement with Investment Group

      On March 18, 1999 the Company entered into an agreement (the "Agreement") with a third party investment group (the "investment group") whereby the investment group will purchase (i) common shares of the Company in the open market having an aggregate value of no less than $300,000, and (ii) 300,000 common shares from the Company at a price of $4.00 per share according to a stipulated schedule based on the average market price of the outstanding shares. The Agreement was contingent upon the consummation of the acquisition of IMMMU and IMMCEL, discussed above. As of October 1999 the investment group had purchased 155,000 shares of common stock from the Company at $4.00 per share. On October 22, 1999 the Company executed an agreement with the investment group to repurchase the 155,000 shares at a price of $8.25 per share on a scheduled basis through December 15, 1999 as stipulated in the agreement. Any of the 155,000 shares purchased after December 15, 1999 shall be at $8.50 per share.

      (C) Formation of New Division

      On April 21, 1999 the Company formed a new division of Trimfast Group, Inc. doing business as NutritionCafe.com. NutritionCafe.com is an internet web site business established to (i) provide nutrition information, (ii) provide portal links to other information sites and (iii) market and sell at a discount the Company's products and products of other nutrition product companies for which the Company acts as a distributor.

      (D) Lease and Purchase Option of Facility

      In connection with the formation of its new division,

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      NutritionCafe.com, on April 8, 1999 the Company entered into a lease/purchase option agreement for a facility which will be used for the operations of NutrionCafe.com. The lease calls for rental payments of $8,000 per month and is effective for the period from May 15, 1999 through June 30, 2000. In addition, the Company paid $100,000 in cash as non-refundable consideration for a purchase option on the premises. The purchase price shall be for the sum of $1,200,000 with full credit for the $100,000 option monies paid. The option must be exercised by June 30, 2000. On July 30, 1999 the Company exercised its purchase option.

      (E) Issuance of Warrants

      In May 1999 the Company issued 40,000 warrants to purchase common stock to two unrelated parties in exchange for services performed relating to raising debenture capital. The exercise prices and expiration dates for exercise of the warrants are as follows:

      Quantity              Exercise Price                     Expiration Date
      --------              --------------                     ---------------

      10,000                $4.00                              May 12, 2000
      10,000                $4.00                              May 12, 2000
      10,000                $7.00                              May 13, 2000
      10,000                $7.00                              May 13, 2000

      Pursuant to Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"), the fair market value of the warrants aggregating $139,000 was charged to expense in 1999, the period the services were performed.

      For financial statement disclosure purposes the fair market value of each option granted was estimated on the date of grant using the Black-Scholes Option-Pricing Model in accordance with SFAS 123 using the following weighted-average assumptions: expected dividend yield 0% risk-free interest rate of 5.3%, volatility of 70% and expected term of one year.

      (F) Private Placement

      From January through April 5, 1999 the Company issued common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company issued 558,000 shares for aggregate cash proceeds of approximately $1,009,000 and 262,950 shares for consulting services valued for financial accounting purposes at approximately $730,000 based upon the trading price of the common stock on the date of consulting contract. (See
      Note 7 (C)).

      (G) Convertible Debentures

      On June 14, 1999 the Company issued $1,000,000 of convertible debentures due on June 14, 2002. The debentures contain a

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

      beneficial conversion feature whereby the holder is entitled to convert the face amount of the debenture, plus accrued interest, as of the closing date into common stock of the Company at the lesser of (a) 80% of the 5 day average closing bid price for the 5 consecutive trading days prior to the conversion date or (b) $8.50. The debentures also contain a mandatory 36 month conversion feature at the end of which all debentures outstanding will be automatically converted.

      The Company accounts for the debentures in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Accordingly, the Company has allocated a portion of the proceeds to additional paid-in capital equal to the intrinsic value of the features as computed on the commitment date, resulting in recognition on the closing date of $250,000 interest expense.

      (H) Convertible Preferred Stock and Common Stock Warrants

      On July 16, 1999, pursuant to a securities purchase agreement (the "Agreement") the Company issued 15,000 shares of Series A Convertible Preferred Stock and 223,881 warrants to purchase common stock to four investors for a total aggregate selling price of $1,500,040. The debentures contain a beneficial conversion feature whereby the stock is convertible any time after the issuance date at the lesser of (a) $8.5938 or (b) 80% of the market price of the common stock as defined in the Agreement. The preferred stock entitles the holder to receive on each July 1, and January 1, commencing January 1, 2000 cumulative dividends at 8% per annum computed on the basis of $100 per preferred stock. At the Company's option, the dividends may be paid in cash or the Company's common stock. The warrants are exercisable at $10.31 per share, vest immediately and expire on July 16, 2002. As a result of accounting for the beneficial conversion feature, the Company charged a $375,011 dividend to retained earnings on the issuance date.

      A total of 750,000 shares of the Company's authorized common stock have been reserved for issuance upon conversion of the preferred stock and exercise of the warrants.